PE 12-31-02

ECI Telecom Ltd.







Annual Report







Making Networks Do More™

Making Networks Do More™

About ECI Telecom Ltd.



ECI Telecom Ltd., (NASDAQ: ECIL), provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.


St. Petersburg
Moscow
Basingstoke
Frankfurt
Paris
Kazakhstan
Seoul
Beijing
Madrid
Ottawa
Petach Tikva
Jerusalem
Hangzhou
Ofakim
Hong Kong
Washington D.C.
Bangkok
Manila
Orlando
Ft Lauderdale
Singapore
Mexico
Bogota
Sydney
Sao Paulo
Johannesburg

We Provide



- Broadband Access solutions
- Optical Networking solutions for metro, access and cellular networks
- Optical and Digital Bandwidth Management solutions
- Next Generation telephony solutions



Lightscape Optical Networks Division

ECI Telecom is recognized as a major innovator of optical networking solutions. Built on a solid foundation of over 10 years of experience in legacy and next generation transport solutions, ECI's Optical Networks Division has an installed base of over $1.5 billion with customers that include Deutsche Telekom, D2 Vodafone, ntl, Globe Telecom, Telia, Bezeq, Singapore Telecom, KPN, China Telecom, CNC, Korea Telecom, global carriers and many more. ECI Telecom's XDM®, is an ideal platform for today's fast-growing metro, access and cellular networks, providing operators with a flexible, cost-effective solution that scales economically with the demands of the future. XDM converges intelligent optical networking capabilities, multiple SDH/SONET rings, digital cross-connects, carrier class GbE and on-demand networks provisioning within a single data-aware device. ECI Telecom's T::DAX® and T::CORE™ are single platform digital and optical bandwidth management solutions which bridge the gap between different geographical standards and lay the foundation for data-centric services while maintaining current architectures.



Inovia Broadband Access Division

ECI Telecom is a leading provider of broadband access solutions. Its DSL technology excellence stems from years of experience as a worldwide leader in copper enhancement solutions. ECI's flagship platform, Hi-FOCuS™, is a Multi-Service Access Gateway (MSAG) solution that is suited for any network topology and supports robust, value-added services, including fast internet access, TDM voice and VoIP/VoATM applications, video channel streaming, video broadcasting over DSL, Interactive TV over DSL and more.

Hi-FOCuS enables operators to cost-effectively scale up their broadband access networks and significantly save on operating costs while delivering DSL services to a growing number of subscribers. Hi-FOCuS supports smooth migration from current legacy voice networks to future Voice-over-Network and Soft Switch architectures. ECI's Hi-FOCuS is the preferred solution of leading service providers with over 3 million lines deployed to date and a number 2 market share position in Europe. ECI is a primary supplier to tier one European Carriers, including France Telecom and Deutsche Telekom.

In addition, ECI Telecom holds 43% of Veraz Networks and 59% of ECTel, which are separate business entities:

Other Businesses:

veraz NETWORKS

Veraz Networks is a leading global provider of softswitch-based, toll-quality packet telephony solutions for traditional and next-generation communications networks. Its equipment supports over 21 billion minutes of telephony traffic per month with outstanding quality and reliability. Built on rich carrier-class experience, Veraz offers complete solutions to both established and greenfield carriers worldwide through its softswitch, media gateway and digital compression products. Its solutions address a wide range of carrier applications such as tandem switching, domestic and international long distance, IP trunking, IP Centrex, as well as new voice-data services.

ecTel

ECtel, a public company (NASDAQ symbol: ECTX), is a leading developer and global provider of monitoring solutions and revenue assurance applications for present-day and Next Generation telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's "one platform -- multiple applications" approach allows deployment of uniquely cost-effective law enforcement surveillance, telecom fraud, Quality of Service, and inter-carrier billing systems. Over 180 telcos, service providers, and law enforcement agencies in more than 60 countries have already chosen ECtel's solutions to support their voice, data, cellular, VoIP and next generation networks.

Dear Shareholders,

2002 was a very difficult year for the telecommunications industry, but a productive one for ECI Telecom. We succeeded in meeting an extensive set of strategic goals which we had set for ourselves.

Introduction – An Industry in Crisis

The crisis in the telecommunications industry, which began in 2000, persisted through 2001 and worsened in 2002 as carriers and service providers continued to reduce capital spending. Analysts estimate that global capital spending declined by about 30% in 2002 and expect it to decline again in 2003. The timing of any industry recovery remains uncertain.

We believe that ECI has responded well to the challenges posed by the crisis in the industry. We strengthened our financial condition and reduced our cost structure. While improving our financial condition was our highest and most immediate priority, we did not abandon our commitment to invest in key R&D projects essential to the future of our business. We increased our focus on our core activities and on areas where carriers and service providers continue to invest. We significantly strengthened our Board of Directors via the appointment of new Board members with international industry experience and also reinvigorated our senior corporate management team through the recruitment of top professionals and a streamlined management structure.

Most importantly, we see the current crisis in the telecommunications industry as a unique opportunity for ECI to establish its leading edge products in markets and sectors previously dominated by strong and entrenched suppliers. We believe that actions taken during the last two years will enable us to take advantage of this opportunity and will strengthen our position when industry conditions improve.

Focus on Financial Responsibility

During 2002 we significantly improved our financial condition. We generated positive cash flow and positive EBITDA in every quarter. We went from a net debt position (bank debt in excess of cash, cash equivalents and short term investments) of $87 million at the end of 2001, to net cash (cash, cash equivalents and short term investments in excess of bank debt) of $133 million – an increase of $220 million. We reduced inventories by $125 million, receivables by $132 million and paid back $90 million in bank loans. Contributing to our increased cash balance was a $50 million private placement in ECI by a group of value-added investors and the sale of a portion of our holdings in ECtel, raising another $20 million (net). During the year, we reduced our expense structure significantly in order to align it with market conditions. Our strong net cash position and positive EBITDA should allow us to sustain a relatively high level of R&D and marketing expenses in 2003. These investments will enable us to maintain our acknowledged technological and product leadership in our chosen focus areas.

2002 Results

Revenues for 2002 were $646 million compared to $891 million in 2001. Revenues in 2001 included $46 million from ECI's Business Systems unit, which was sold during the fourth quarter of 2001. Gross profit for 2002 was $251 million compared to $156 million for 2001. The operating loss was $53 million compared to an operating loss of $320 million for 2001. The net loss for 2002 was $156 million, or $1.48 per share, compared to a net loss of $412 million, or $4.44 per share, for 2001. Both 2002 and 2001 results include numerous one-time items detailed in the Company's full financial statements and 20-F filing with the SEC.

Increased Focus on Core Businesses

At the beginning of 2002 we announced that we would focus on our core optical transport and broadband access businesses where we believe we enjoy exploitable product and market advantages. As part of this process, we decided to exit businesses that were not in our core focus areas and to seek partners to leverage our other technologies where we believe we have an edge and which also offer potential for long term growth.

Consistent with this approach, we merged our NGTS business with NexVerse to form Veraz Networks, a leader in next generation networks. The merger combines NGTS's industry leading media gateway with NexVerse's outstanding softswitches and allows ECI to maintain a foothold in the emerging market for voice over IP solutions. We were glad to join prominent U.S. venture capitalists in investing together a total of $30 million into Veraz. ECI now holds 36% of Veraz on a fully diluted basis (43% non-fully diluted). The transaction closed on December 31, 2002.

Similarly, in April 2003, we sold Innowave, our fixed wireless business, to Alvarion Ltd. We believe the combination of InnoWave and Alvarion will create a strong competitor in the wireless market, leveraging Alvarion's broadband wireless leadership and InnoWave's well-established global customer base. The transaction will enable Innowave's existing and potential customers to benefit from a broader portfolio of comprehensive fixed wireless access solutions.

ECI Reorganization

ECI has reorganized itself around the customer and is approaching the market as one integrated company. We believe our customers will benefit from the synergies of our complementary product lines and improved responsiveness. As part of this process, we reorganized the Company into two divisions: the Lightscape Optical Networks Division and the Inovia Broadband Access Division, both supported by a common global sales and distribution organization and a first class Israel-based manufacturing arm. The Lightscape Optical Networks Division includes the XDM® hybrid optical platform and the T::DAX® and T::CORE™ bandwidth management platforms of Enavis. We believe this structure will allow us to retain the benefits of independence, accountability, entrepreneurship and focus while demonstrating the critical mass and unified relationship management that our customers expect.

During the year we strengthened and restructured our senior management. We created the rank of executive vice president to help the CEO with the day-to-day management of the firm. Eran Dariel, General Manager of the Lightscape Optical Networks Division and Pinny Chaviv, General Manager of the Inovia Broadband Access Division were named Executive Vice Presidents. Similarly, in order to streamline the sales process and extend ECI's sales footprint, we named Ruben Markus, former CEO of Enavis Networks, to the new post of Executive VP, Global Sales and Strategy. ECI also recruited Giora Bitan, to be Chief Financial Officer and Executive Vice President and filled several other senior staff positions.

Lightscape Optical Networks Division

ECI's Lightscape Optical Networks Division provides intelligent optical networking and bandwidth management solutions for metro, cellular, regional and global environments. These solutions bridge the gaps between technologies – IP, ATM, Frame Relay, Gigabit Ethernet (GbE), SONET and SDH – and between different geographical standards. Given the difficult market conditions, we are pleased with the performance of the Division's XDM® metropolitan optical multi-service platform, which was introduced to the market in 2001 and recorded almost $100 million in sales in 2002. During the year, we continued to deliver XDM to D2 Vodafone, Germany, under a multi-year contract received in 2001. In 2002, significant contracts were announced for the deployment of the XDM, including: a global contract with Telia International Carrier, expected to provide optical connectivity between numerous major cities across North America and Europe, a multi-year contract with Israel's Bezeq, contracts in Latin America, ongoing projects in China, and contracts with several North American accounts. During the year, the Division continued to enhance its XDM portfolio, with the addition of a compact XDM for smaller footprint requirements, and the introduction of an advanced Gigabit Ethernet functionality. ECI's T::DAX®, single platform all-band bandwidth management solution expanded its customer base to include China's CNC and various service providers in the US and Latin America. The Division had revenues of $233 million in 2002 compared to $312 million in 2001.

Inovia Broadband Access Division

ECI's Broadband Access Division provides a range of solutions for the access network. Its flagship solution, the Hi-FOCuS™, is a Multi-Service Access Gateway (MSAG) solution which supports a full-range of xDSL services and enhances the value of carriers' infrastructure. During the year, ECI was chosen as a major supplier of DSL solutions to France Telecom for an additional three-year period. Additionally, the Division launched and began to deliver its high-density DSLAM which supports up to 1,440 subscribers on a single rack. The Division also made substantial progress in promoting its Digitial Video over DSL solution and announced the successful completion of more than ten trials with operators in Europe, the U.S. and Asia Pacific. According to market research sources, in 2002, the Division was the number 2 supplier in Europe of central office DSLAMs. The Division improved its gross margins from a negative 8% in 2001 to 28% in 2002 and had revenues of $242 million in 2002 compared to $332 million in 2001.

Strengthening the Board of Directors

At the end of 2001, the major shareholders of ECI decided to transform the Board of Directors into an international and industry-focused body. Jonathan Kolber, our outgoing Chairman, recruited David Ball, former Chairman of Nortel plc, to replace him as Chairman of the Board. The Board also welcomed Shlomo Dovrat, General Partner and Founder of Carmel Ventures, to serve as active Vice Chairman. During 2002, we recruited several other prominent industry experts to the Board including Colin Green, a former senior executive of British Telecom, Richard Liebhaber, a former senior executive of MCI, Krish Prabhu, former CEO of Alcatel USA, Casimir Skrzypczak, former VP of Cisco Systems and former President, Professional Services of Telcordia Technologies and Udi Angel, CEO of the Ofer Brothers Group. These Board appointments were important steps towards the increased internationalization of ECI, a cornerstone of our strategy of leveraging the industry crisis to emerge as a major player in our core businesses.

Recently, after accomplishing many of the goals he had set for himself, David Ball decided to stand down as Chairman in favor of a Chairman who would be based in Israel and who can provide a more 'hands on' approach. Towards that end, Shlomo Dovrat has been named Chairman and Krish Prabhu, Vice Chairman. David will remain an advisor to the Company. We are indebted to David for his invaluable contribution during this critical period. In addition, during 2003, we bid farewell to Board members Udi Angel and Uri Neeman and welcomed Yocheved (Yochi) Dvir. We are grateful to Udi and Uri for their contributions to ECI.

Outlook – The Crisis Creates Opportunities

Major market dislocations create opportunities and we believe that the current crisis in the telecommunications industry is such a dislocation. Some of our larger competitors are finding it difficult to finance broad product offerings. At the same time, carriers are increasingly concerned about the ability of some of their suppliers to support and service their networks. This is leading to consolidation, on the one hand, and a trend away from entrenched "one-stop" supplier shops, on the other.

These trends could favor ECI. We believe that our leading-edge technologies and solutions that allow carriers to reduce their capital and operating expenditures and provide new sources of revenue, together with our sound balance sheet, position ECI for strong growth when the telecom crisis ends. ECI is large enough to provide the critical mass and credibility necessary to service the largest worldwide carriers, yet flexible enough to be extremely responsive and creative.

Conclusion

The road ahead remains challenging. We believe that the extensive and painful actions that we have taken over the last two years, combined with our product portfolio, customer and strategic focus, will enable us to emerge as one of the stronger players in the period ahead. We want to take the opportunity to note the extraordinary performance and dedication of our employees who have worked hard together with management in adjusting the Company to the current conditions. We also thank our customers and investors for their continuing confidence and support.

Sincerely yours,





Doron Inbar
President and Chief Executive Officer



Shlomo Dovrat
Chairman of the Board



June 10, 2003

ECI Telecom Ltd.

Consolidated
Financial Statements
As at December 31, 2002

Contents

KPMG

Somekh Chaikin

Mail address
PO Box 609
Tel Aviv 61006
Israel

Office address
KPMG Millennium Tower
17 Ha'arba'a Street
Tel Aviv 64739
Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444

Report of Independent Accountants
To the Board of Directors and Shareholders of ECI Telecom Ltd.

We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. ("the Company") and its subsidiaries at December 31, 2002 and 2001, consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and consolidated cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute approximately 6.4% and 10.8% of total consolidated assets at December 31, 2002 and 2001 respectively and whose revenues constitute approximately 7.3%, 5.5% and 9.1% of consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Those financial statements were audited by other auditors whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to the amounts included for the above-mentioned subsidiaries, is based solely upon the reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investments in affiliates and to its equity in their operating results, is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other accountants provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other accountants referred to above, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations, comprehensive income (loss), changes in shareholders' equity and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 1.U.1. effective January 1, 2002, the Company applied the provisions of SFAS 142 "Goodwill and Other Intangible Assets".

Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International
February 11, 2003

Consolidated Balance Sheet as at December 31

	Note	2002 $ in thousands	2001 $ in thousands
Assets			
Current assets			
Cash and cash equivalents	17A	356,649	226,192
Short-term investments	2,17B	6,840	7,126
Receivables:			
Trade	17C	207,315	301,524
Other	17D	24,194	61,655
Prepaid expenses		4,349	9,839
Recoverable costs and estimated earnings - not yet billed		13,690	30,368
Inventories	3	149,747	274,640
Assets - discontinued operations	21	20,648	-
Total current assets		783,432	911,344
Long-term bank deposits and receivables, net of current maturities	4	132,173	166,690
Investments	5	42,985	36,541
Property, plant and equipment	6		
Cost		278,159	323,891
Less - accumulated depreciation		139,572	141,543
		138,587	182,348
Software development costs, net	7	20,082	27,086
Goodwill and other intangible assets, net	8	21,045	75,628
Other assets	15F	16,795	17,290
Total assets		1,155,099	1,416,927

David Ball
Chairman of the Board

Doron Inbar
President and Chief Executive Officer

February 11, 2003

	Note	2002 $ in thousands	2001 $ in thousands
Liabilities and Shareholders' Equity			
Current liabilities			
Short-term credits	9A, 17E	230,012	120,030
Trade payables		41,221	79,776
Other payables and accrued liabilities	17F	133,826	180,780
Liabilities - discontinued operations	21	12,148	-
Total current liabilities		417,207	380,586
Long-term liabilities			
Loans	9A	-	200,000
Other liabilities	9B	8,379	11,573
Liability for employee severance benefits, net	10	26,357	28,338
Total long-term liabilities		34,736	239,911
Total liabilities		451,943	620,497
Minority interests		56,756	41,574
Commitments and contingencies	11		
Shareholders' equity	12		
Share capital		6,152	5,873
Capital surplus		658,425	656,614
Accumulated other comprehensive income (loss)		(1,832)	1,800
Retained earnings (deficit)		(16,345)	173,567
		646,400	837,854
Treasury stock		-	(82,998)
Total shareholders' equity		646,400	754,856
Total liabilities and shareholders' equity		1,155,099	1,416,927

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Operations for the Year Ended December 31

	Note	2002	2001	2000
		$ in thousands, except per share amounts		
Revenues	17G	**646,211**	891,395	1,058,813
Cost of revenues	17H	**377,513**	621,582	649,064
Royalties to the government		**10,272**	14,523	20,601
Inventory write-off	20; 17H	**7,446**	99,163	9,322
Gross profit		**250,980**	156,127	379,826
Research and development costs, net	17I	**93,097**	123,467	132,210
Selling and marketing expenses	17J	**115,241**	138,990	182,832
General and administrative expenses	17K	**92,056**	78,204	77,792
Amortization of acquisition-related intangible assets	19	**1,760**	10,187	12,174
Impairment of assets	20	**1,525**	96,526	22,968
Liability for royalties payable to the Chief Scientist	11C3	**-**	8,394	-
Restructuring and spin off expenses	20	**-**	19,381	24,413
Purchase of in process research and development	19	**-**	916	20,500
Operating loss		**(52,699)**	(319,938)	(93,063)
Financial expenses	17L	**(18,375)**	(26,876)	(9,477)
Financial income	17L	**24,564**	32,242	24,333
Other income (expenses) - net	17M	**(13,297)**	(32,201)	34,840
Loss from continuing operations before taxes on income		**(59,807)**	(346,773)	(43,367)
Taxes on income	15	**(8,812)**	315	63
Loss from continuing operations after taxes on income		**(68,619)**	(346,458)	(43,304)
Company's equity in results of investee companies, net		**(3,055)**	(983)	(1,540)
Minority interest in income of a subsidiary, net of taxes		**(6,045)**	(2,621)	(1,665)
Loss from continuing operations		**(77,719)**	(350,062)	(46,509)
Cumulative effect of accounting change, net of taxes	1U	**(550)**	1,703	(22,109)
Discontinued operations:				
Loss on discontinued operations, net	21	**(77,416)**	(64,017)	(22,792)
Net loss		**(155,685)**	(412,376)	(91,410)
Loss per share	17O			
Basic and diluted loss per share for:				
Continuing operations		**(0.74)**	(3.77)	(0.50)
Discontinued operations		**(0.73)**	(0.69)	(0.27)
Cumulative effect of accounting change, net		**(0.01)**	0.02	(0.23)
Net loss		**(1.48)**	(4.44)	(1.00)

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Comprehensive Income (Loss) for the Year Ended December 31

	2002 $ in thousands	2001 $ in thousands	2000 $ in thousands
Net loss	**(155,685)**	(412,376)	(91,410)
Other comprehensive income (loss):			
Cumulative effect of an accounting change, net	-	(2,631)	-
Realization of gain (losses) on available for sale securities	-	5,229	(16,182)
Unrealized gains (losses) from change in the fair value of financial instruments	(3,632)	4,431	-
Unrealized holding gains (losses) on available for sale securities arising during the year, net	-	(6,527)	6,309
Total other comprehensive income (loss)	**(3,632)**	502	(9,873)
Comprehensive loss	**(159,317)**	(411,874)	(101,283)

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity

	Number of shares*	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings (Note 15A1)	Treasury stock	Total shareholders' equity
	$ in thousands, except share amounts and dividends per share						
Balance at January 1, 2000	90,102,001	5,762	587,639	11,171	691,188	(71,440)	1,224,320
Changes during 2000 -							
Net loss for the year ended December 31, 2000	-	-	-	-	(91,410)	-	(91,410)
Employee stock options exercised and paid, net	324,246	10	6,395	-	-	-	6,405
Conversion of convertible notes into share capital, net	3,400,000	101	84,049	-	-	-	84,150
Realization of gain on available for sale securities	-	-	-	(16,182)	-	-	(16,182)
Net unrealized gain on available for sale securities	-	-	-	6,309	-	-	6,309
Amortization of deferred compensation expenses	-	-	2,898	-	-	-	2,898
Acquisition of Company's stock	(1,671,227)	-	-	-	-	(48,880)	(48,880)
Sale of Treasury stock	203,887	-	825	-	-	2,830	3,655
Dividend**	-	-	-	-	(13,835)	-	(13,835)
Balance at December 31, 2000	92,358,907	5,873	681,806	1,298	585,943	(117,490)	1,157,430

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity (cont'd)

	Number of shares*	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings (Note 15A1)	Treasury stock	Total shareholders' equity
	$ in thousands, except share amounts and dividends per share						
Balance at January 1, 2001	92,358,907	5,873	681,806	1,298	585,943	(117,490)	1,157,430
Changes during 2001 -							
Net loss for the year ended December 31, 2001	-	-	-	-	(412,376)	-	(412,376)
Cumulative effect of an accounting change, net (Note 1U(2))	-	-	-	(2,631)	-	-	(2,631)
Realization of gain on available for sale securities, net	-	-	-	5,229	-	-	5,229
Net unrealized loss on available for sale securities	-	-	-	(6,527)	-	-	(6,527)
Amortization of deferred compensation expenses	-	-	3,208	-	-	-	3,208
Net unrealized gain on financial instruments	-	-	-	4,431	-	-	4,431
Sale of Treasury stock	1,214,642	-	(28,400)	-	-	34,492	6,092
Balance at December 31, 2001	93,573,549	5,873	656,614	1,800	173,567	(82,998)	754,856

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity (cont'd)

	Number of shares*	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Retained (deficit) earnings (Note 15A1)	Treasury stock	Total shareholders' equity
	$ in thousands, except share amounts and dividends per share						
Balance at January 1, 2002	93,573,549	5,873	656,614	1,800	173,567	(82,998)	754,856
Changes during 2002 -							
Net loss for the year ended December 31, 2002	-	-	-	-	(155,685)	-	(155,685)
Share issuance, net	13,160,000	263	-	-	(34,227)	82,998	49,034
Share issuance to employees and others	779,063	16	1,960	-	-	-	1,976
Amortization of deferred compensation expenses	-	-	(149)	-	-	-	(149)
Net unrealized loss on financial instruments	-	-	-	(3,632)	-	-	(3,632)
Balance at December 31, 2002	107,512,612	6,152	658,425	(1,832)	(16,345)	-	646,400

* Issued and outstanding

** **Dividend per share as follows:**

For the year ended December 31		
2002	2001	2000
$	$	$
-	-	0.15

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31

	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
Cash flows from operating activities			
Net loss	**(155,685)**	(412,376)	(91,410)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:			
Depreciation and amortization	**56,451**	71,281	76,915
Cumulative effect of accounting change, net	**550**	(1,703)	27,923
Amortization of deferred compensation	**81**	5,339	6,184
Loss on sale of property and equipment	**3,936**	1,778	368
Impairment of assets	**1,525**	133,506	22,968
Liability for royalties payable to the Chief Scientist	**-**	8,394	-
Capital gains (losses), net	**8,738**	23,352	(37,872)
Other - net (mainly long-term deferred taxes)	**6,039**	(3,780)	1,501
In-process research and development costs	**-**	916	28,770
Company's equity in results of investee companies	**3,055**	983	1,540
Minority interest in net results of subsidiaries	**6,045**	2,621	1,665
Decrease in marketable securities	**852**	4,780	50,013
Decrease (increase) in trade receivables (including non-current maturities of bank deposits and trade receivables)	**112,056**	62,445	(105,910)
Decrease in other receivables	**30,170**	11,336	14,535
Decrease (increase) in prepaid expenses	**4,501**	(3,456)	310
Decrease (increase) in recoverable costs and estimated earnings - not yet billed	**19,540**	(11,542)	(11,149)
Decrease (increase) in inventories	**113,056**	95,349	(183,418)
Increase (decrease) in trade payables	**(35,217)**	(92,800)	70,687
Increase (decrease) in other payables and accrued liabilities	**(38,461)**	(10,529)	20,330
Decrease in other long-term liabilities	**(3,194)**	(275)	(1,524)
Increase (decrease) in liability for employee severance benefits	**(2,081)**	(79)	3,698
Cumulative effect of an accounting change on discontinued operations	**36,646**	-	-
Impairment of long-lived assets relating to the discontinued operation	**22,678**	-	-
Net cash provided by (used in) operating activities	**191,281**	(114,460)	(103,876)
Cash flows from investing activities			
Decrease (increase) in short-term investments	**(450)**	6,122	123,018
Software development costs capitalized	**(12,935)**	(19,407)	(26,921)
Investment in property, plant and equipment	**(11,759)**	(31,743)	(68,030)
Proceeds from sale of property, plant and equipment	**746**	2,158	1,858
Purchase of technology	**-**	(1,580)	(1,400)
Acquisition of investee companies	**(2,584)**	(1,266)	(13,593)
Long-terms loan granted	**(6,227)**	(19,776)	-
Proceeds from sale of available for sale securities	**-**	4,632	65,125
Proceeds from sale of shares of an investee company	**-**	4,419	2,045
Long-term loans granted to investee companies	**-**	(184)	(626)
Acquisition of newly consolidated subsidiary (A)	**513**	288	(99,856)
Repayment from related party	**-**	2,275	-
Proceeds from realization of consolidated subsidiaries and operations (B)	**(10,003)**	14,053	-
Proceeds from realization of shares at consolidated subsidiary and operations	**20,302**	-	17,099
Net cash used in investing activities	**(22,397)**	(40,009)	(1,281)

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)

	2002 $ in thousands	2001 $ in thousands	2000 $ in thousands
Cash flows from financing activities			
Exercise of employee stock options (net of share issue expenses)	-	-	6,405
Proceeds from long-term debt	-	250,000	-
Exercise of employee stock options in a subsidiary (net of share issue expenses)	-	-	233
Repayment of long-term debt	**(90,000)**	-	-
Increase (decrease) in short-term credit, net	**(18)**	(162,487)	216,185
Acquisition of the Company's stock	-	-	(48,880)
Share issue expenses	**(646)**	-	(850)
Dividend paid	-	-	(18,338)
Dividend paid to the minority	-	(481)	-
Proceeds from share issuance	**51,656**	6,092	3,655
Net cash provided by (used in) financing activities	**(39,008)**	93,124	158,410
Effect of change in exchange rate on cash	**581**	1,094	1,046
Net increase (decrease) in cash and cash equivalents	**130,457**	(60,251)	54,299
Cash and cash equivalents at beginning of year	**226,192**	286,443	232,144
Cash and cash equivalents at end of year	**356,649**	226,192	286,443
Supplemental disclosures:			
Income taxes paid, net of tax refunds	**(124)**	5,268	4,159
Interest paid	**10,008**	**17,648**	**1,059**

A. Acquisition of newly consolidated subsidiaries (Note 19)

	2002 $ in thousands	2001 $ in thousands	2000 $ in thousands
Current assets (other than cash)	**(1,795)**	2,174	9,182
Investment in investee companies	**2,482**	-	-
Property, plant, equipment and other assets, net	**(171)**	(707)	(2,617)
Goodwill	**(3)**	(16,348)	(77,651)
In process research and development	-	(916)	(28,770)
Long-term liabilities	-	1,500	-
Minority interest	-	9,841	-
Capital gain on issue of shares to minority interest, in consideration for acquisition thereof	-	4,744	-
	513	288	(99,856)

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31 (cont'd)

B. Proceeds from realization of consolidated subsidiaries

	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
Current assets (other than cash)	**9,600**	8,468	-
Property, plant and equipment and other assets, net	**6,742**	6,364	-
Inventories	**3,263**	17,948	-
Investment in investee company	**(29,608)**	(133)	-
Minority interest	-	(298)	-
Capital losses	-	(18,296)	-
	(10,003)	14,053	-

C. Non-cash activities

	2002	2001	2000
Purchase of other assets on credit	-	-	18,570
Conversion of convertible note into share capital	-	-	85,000
Sale of fixed assets in return for shares in investee company	-	1,017	-
Exchange of shares in investee companies	-	449	-

The accompanying notes are an integral part of the financial statements.

Note 1 - Significant Accounting Policies

Significant accounting policies, applied on a consistent basis (except as disclosed in Note 1U1 and 1V below), are as follows:

A. General

(1) ECI Telecom Ltd. (hereinafter "ECI" or "Company") is an Israeli corporation which develops, manufactures and markets telecommunications equipment for carriers and other providers of telecommunication services. ECI's products and platforms are designed to increase the capacity and efficiency of new and existing local and international communications networks. They are designed to help telecommunications service providers maximize the value of their networks and reduce operating expenses while providing voice, data, video, multimedia and other revenue generating services to their customers. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.
ECI manufactures and markets its products itself and through its subsidiaries in Israel and abroad.

(2) On November 7, 2000, the Board of Directors adopted a plan to split ECI into five distinct companies, as follows: Inovia Telecoms Ltd. ("Inovia"), ECI Telecom - NGTS Ltd. ("NGTS"), Enavis Networks Ltd. ("Enavis"), Lightscape Networks Ltd. ("Lightscape"), and InnoWave ECI Wireless Systems Ltd. ("InnoWave") (already operating as a separate company), with the parent company to serve as a holding company and sub-contractor of the devolved companies.

The Company established the four new subsidiaries, which absorbed the employees of the various divisions and were to receive operating assets from the Company (for segment reporting see Note 17G). The Company received a tax ruling that the transfer of activities to the new companies would be tax free, retroactive to the beginning of 2001.

The plan of demerger contemplated that the parent company would continue to manufacture for the devolved companies, to distribute certain of their products abroad through certain subsidiaries and to hold shares in ECtel Ltd. and the various start-up companies. It would also provide the devolved companies with management and other services.

In November 2000, the Board of Directors approved the merger of ECI Telecom (1990) Export Ltd., a wholly-owned subsidiary of the Company, with and into the Company. This subsidiary held the manufacturing plant that serviced Inovia. The merger was approved by the Israeli Tax Authorities and by the Court in 2001.

The transfer of assets to the subsidiaries was never carried out. In November 2002, the Board of Directors decided to reverse the split-up plan and not to transfer the assts and liabilities to the subsidiaries.

In December 2002, the Company notified the Israeli Tax Authorities of the retroactive cancellation of the split-up plan.

During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are as follows: access networks (Inovia) and transmission systems and optical networks (Lightscape, Enavis).

Note 1 - Significant Accounting Policies (cont'd)

A. General (cont'd)

(3) During 2002, the Company transferred part of the NGTS activities to a new company which was set up with third parties and in which the Company will hold approximately 43 % of the share capital (36 % on a fully diluted basis), see Note 5A.
In addition, the Company decided to discontinue the activities of InnoWave, see Note 21. Accordingly, the results of discontinued operations for all periods reported were reclassified to one line in the statement of operations following the results from continuing operations.

(4) The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States.

(5) The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

Most of the Company's sales are made outside of Israel, mainly in dollars and other non-dollar currencies (see Note 17G as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

Transactions and balances denominated in dollars are presented at their original amounts.
Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

(6) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and historical data, however, actual results could differ from these estimates.

B. Principles of consolidation

The consolidated financial statements include those of the Company and all of its subsidiaries.
All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 1 - Significant Accounting Policies (cont'd)

C. Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents.

D. Investments

1. Investee companies

Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated by the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

Investment in entities in which the Company does not have significant influence (hereinafter - "other companies"), are stated as follows:

- Marketable securities - as stated in 2 hereinafter.
- Non-marketable securities - at cost, less any decline in value which is not of a temporary nature.

2. Marketable securities

The Company classifies its debt and equity securities in one of two categories: trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains or losses on trading securities are included in operations. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from operations and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. A decline in value which is not of a temporary nature is charged to the statements of operations and establishes a new cost basis for the security.

Dividend and interest income is recognized when earned.

E. Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:

Raw materials (including components) - on the moving average basis.

Work in process and finished products:

Raw materials and components - on the moving average basis.
Labor and overhead components - on the basis of actual manufacturing costs.

Note 1 - Significant Accounting Policies (cont'd)

F. Property, plant and equipment

1. These assets are stated at cost.

2. Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets as estimated by the Company.

   Annual rates of depreciation are as follows:

Buildings	2.5%
Machinery and equipment	10% - 33% (mainly 10%)
Motor vehicles	15%
Office furniture and equipment	7% - 10%

   Leasehold improvements are amortized by the straight-line method over the lower of the lease term or the estimated useful economic life.

3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

G. Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to performance of the work or delivery of the products) based on management's estimation and in accordance with the Company's prior experience (see also Note 17F).

H. Allowance for doubtful debts

The financial statements include an allowance which Management believes adequately reflects the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance Management based its estimate on information at hand about debtors' financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors.

Note 1 - Significant Accounting Policies (cont'd)

I. Software development costs

The Company capitalizes certain software development costs in accordance with SFAS No. 86 *"Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed"*. Capitalization of software development costs begins upon the determination of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally two to three years.

Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2002, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released during 2003 or if market acceptance of related technology is not as anticipated by Management. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such event, the related capitalized software development costs will be written-off.

J. Business combinations

The Company has adopted SFAS No. 141 *"Business Combinations"*, issued in July 2001 which requires that the purchase method be used for all business combinations initiated after June 30, 2001. Separate recognition of intangible assets is required if they meet one of two criteria - the contractual-legal right criterion or the separability criterion. In addition to the disclosure requirements of APB Opinion No. 16, this Statement requires disclosure of the primary reason for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption.

K. Goodwill and other intangible assets

The Company has adopted SFAS No. 142 *"Goodwill and Other Intangible Assets"*, issued in July 2001. According to SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, "Intangible Assets"). See also Note 1U1.

L. Acquisition of Company's stock

Acquisition of Company's stock is presented as Treasury Stock in the statement of changes in shareholders' equity, according to the cost method.

Note 1 - Significant Accounting Policies (cont'd)

M. Revenue recognition

1. System revenues are recognized when the product has already been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

   When the sales contract ties a significant portion of the payment for equipment to completion of installation or acceptance, the Company defers recognition of all revenue at least until installation is completed. Otherwise, the Company considers the sale of equipment and its installation to be two separate elements of the arrangement and only defers the fair value of the installation services (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs. If the fair value of the separate elements cannot be determined with sufficient reliability, the revenue from the entire arrangement is deferred.

2. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

3. Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

4. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

5. The estimated sales value of performance on long-term contracts is recognized using the percentage of completion method. The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract.
   In the event that Management anticipates a loss on a particular contract, such anticipated loss is provided for in full.

N. Research and development

Research and development costs, net of any grants, are charged to the statements of operations as incurred.

Royalties paid and accrued in respect of the said grants are classified to cost of goods sold.

Note 1 - Significant Accounting Policies (cont'd)

O. Purchased in-process research and development costs (IPR&D)

Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed at the date of acquisition, for which technological feasibility has not been determined and which have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards No. 2, *"Accounting for Research and Development Costs"*, as interpreted by FASB Interpretation No. 4 amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.

P. Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. See also Notes 1A(2) and 21.

Q. Income taxes

1. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 *"Accounting for Income Taxes"*.

   Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

   Deferred taxes were not recorded in respect of the following matters -

   - Taxes which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies, as no intention to realize such investments exists (see 2 hereunder).
   - Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 hereunder).
   - Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109.

Note 1 - Significant Accounting Policies (cont'd)

Q. Income taxes (cont'd)

2. In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company's temporary difference relating to operations in both its domestic subsidiaries and domestic "approved enterprises" as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately utilize these methods.

- Earnings distributed by domestic subsidiaries relating to "approved enterprises" can be transferred to the Parent Company by way of a tax-free merger.
- Earnings distributed related to the Parent Company's "approved enterprises" are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.
- Earnings distributed by domestic subsidiaries which are not attributable to an "approved enterprise" are not taxable.

Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

R. Derivative financial instruments

On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133*. SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts. The Company's forward foreign exchange contracts are primarily denominated in British Pounds Sterling and the Euro and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified.

On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Note 1 - Significant Accounting Policies (cont'd)

R. Derivative financial instruments (cont'd)

When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in operations. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until operations are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either operations or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in operations. Changes in the fair value of derivative trading instruments are reported in current period operations.
The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in operations, and gains and losses that were accumulated in other comprehensive income are recognized immediately in operations. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in operations.

See also Note 1U3.

Note 1 - Significant Accounting Policies (cont'd)

S. Comprehensive income

The Company adopted SFAS No. 130, *"Reporting Comprehensive Income"* which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on securities and on the change in the fair value of financial instruments and is presented in the statement of shareholders' equity and comprehensive income (loss).

T. Stock option plan and employee purchase plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"*, and related interpretations, including FASB Interpretation No. 44, *"Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25"* issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

SFAS No. 123, *"Accounting for Stock-Based Compensation"*, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

Had compensation expenses for stock options granted under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been as follows:

	2002	2001	2000
	$ in thousands, except per share amounts		
Net loss, as reported	**(155,685)**	(412,376)	(91,410)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(59,644)	(68,919)	(55,785)
Pro Forma net loss	(215,329)	(481,295)	(147,195)
Net loss per share (basic and diluted) per: ($)			
- as reported	**(1.48)**	(4.44)	(1.00)
- pro forma	**(2.04)**	(5.18)	(1.60)

Note 1 - Significant Accounting Policies (cont'd)

U. Accounting changes

1. Effective January 1, 2002, the Company applies the provisions of SFAS 142 *"Goodwill and Other Intangible Assets"*.

In connection with the transitional impairment evaluation, Statement No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, the Company must (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned and unassigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. The difference between the fair value of the reporting unit and the fair value of the assigned and unassigned assets (excluding goodwill) and liabilities related to the reporting unit represents as the 'fair value' of the goodwill. If the fair value of the goodwill is lower than its carrying value, the Statement requires that the difference be written off.

In the current period, the Company performed the transitional impairment evaluation as provided in the said standard. Accordingly, a loss in the amount of $ 37,196 thousand from a decline in value of goodwill (including an amount of $ 36,646 thousand, which is attributed mainly to InnoWave - see also Note 21 - Discontinuance of the InnoWave Segment Operations) was included as a cumulative effect of a change in accounting policy.

Had amortization of goodwill and intangible assets been accounted for in accordance with the method of SFAS 142, the Company net loss from continuing operations, net loss and Basic and Diluted loss per share would have been as followed:

	For the year ended December 31		
	2002	**2001**	**2000**
	$ in thousands	**$ in thousands**	**$ in thousands**
Reported loss from continuing operations	**(77,719)**	(350,062)	(46,509)
Add back: Goodwill amortization	-	5,181	6,991
Adjusted loss from continuing operations	**(77,719)**	(344,881)	(39,518)
Reported net loss	**(155,685)**	(412,376)	(91,410)
Add back: Goodwill amortization	-	9,264	12,649
Adjusted net loss	**(155,685)**	(403,112)	(78,761)

Note 1 - Significant Accounting Policies (cont'd)

U. Accounting changes (cont'd)

1. Effective January 1, 2002, the Company applies the provisions of SFAS 142 *"Goodwill and Other Intangible Assets"* (cont'd)

	For the year ended December 31		
	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
Basic and diluted loss per share from:			
Continuing operations as reported	**(0.74)**	(3.77)	(0.50)
Add back: goodwill amortization	-	0.08	0.11
Adjusted continuing operations	**(0.74)**	(3.69)	(0.39)
Net loss as reported	**(1.48)**	(4.44)	(1.00)
Add back: Goodwill amortization	-	0.08	0.11
Adjusted continuing operations	**(1.48)**	(4.36)	(0.89)

2. Effective January 1, 2000, after giving consideration to guidance provided by SEC Staff Accounting Bulletin (SAB) No. 101, *"Revenue Recognition in Financial Statements"*, the Company changed certain revenue recognition policies. Changes primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. The cumulative effect of this change for periods prior to January 1, 2000 was $ 22.1 million (net of income taxes of $ 1,000 thousand), or $ 0.23 per share is shown as the cumulative effect of accounting change in the Consolidated Statements of Operations. As a result of the adoption of SAB No. 101, the Company restated the earnings for the first three quarters of the fiscal year ended December 31, 2000.

3. Commencing January 1, 2001, the Company applied the provisions of SFAS 133 in connection with *"Accounting for Derivative Financial Instruments and Hedging Activities"* (see 1R, above). Adoption of SFAS 133 was made by means of:

   - Cumulative effect as at the beginning of the year in the amount of $ 1,703 thousand or $ 0.02 per share.

   - Comprehensive loss in the amount of $ 2,631 thousand.

Note 1 - Significant Accounting Policies (cont'd)

V. Impairment or disposal of long-lived assets

The Company adopted SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* (SFAS No. 144) as from January 1, 2002. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See also Notes 20 and 21.

W. Sale of financial assets

The Company adopted SFAS 140 – *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*". The Statement requires that a transfer of financial assets in which control over financial assets is surrendered is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.

X. Net income (loss) per ordinary share

Basic loss per ordinary share is computed by the dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period. Diluted loss per common share is computed by dividing net loss for each reporting period by the weighted average number of common shares outstanding during the period plus the effects of potentially dilutive common shares.

Y. Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Note 2 - Short-Term Investments

	December 31 2002	December 31 2001
	$ in thousands	$ in thousands
Marketable securities	-	374
Available for sale securities	**320**	798
Short-term deposits (see Note 17B.)	**6,520**	5,954
	6,840	7,126

Note 3 - Inventories

Consist of the following:

	December 31 2002	December 31 2001
	$ in thousands	$ in thousands
Raw materials and components	**61,232**	127,646
Work in process	**35,366**	46,841
Finished products	**53,149**	100,153
	149,747	274,640

Note 4 - Long-Term Bank Deposits and Receivables, Net of Current Maturities

A. Consist of the following:

	Weighted average interest rate as of December 31 2002	December 31 2002	December 31 2001
	%	$ in thousands	$ in thousands
Long-term pledged deposits and trade receivables (1)	**6.5%**	**203,164**	223,300
Less deferred interest income (*)		**7,670**	7,884
Total (2)		**195,494**	215,416
Less - doubtful trade accounts (**)		**34,000**	4,309
Less - current maturities		**29,321**	44,417
		132,173	166,690

The deposits and trade receivables are denominated in U.S. dollars.

(*) The deferred interest income represents the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.

(**) See Notes 17C and 4C.

(1) Pledged deposits and long-term trade receivables (a) (hereinafter - receivables) consist mainly of receivables resulting from sales of the Company's products, providing from one to ten years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

(a) The deposits are pledged to a commercial bank and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (hereinafter "the customer bank"). The commercial bank in Israel serves the customer bank as a source of financing for the purpose of the sale transaction with the Company.

Note 4 - Long-Term Bank Deposits and Receivables, Net of Current Maturities (cont'd)

A. Consist of the following: (cont'd)

(2) As at December 31, 2002 and 2001 - includes customer in Brazil, amounting to $ 90 million and $ 112 million, respectively (see 4C below) and certain other customers whose indebtedness does not exceed $ 7 million per customer.

(3) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables as well as the long-term pledged deposits.

B. Aggregate maturities are as follows:

	December 31 2002
	$ in thousands
First year (current maturities)	**29,321**
Second year	**35,391**
Third year	**39,942**
Fourth year	**55,844**
Fifth year	**33,540**
Thereafter	**9,126**
	203,164

C. 1. In 2000, the Company, and its subsidiary (InnoWave), signed an agreement for supply of equipment and vendor financing with a major client of the subsidiary in the amount of $ 168 million, which will be utilized based on certain supply milestones. At December 31, 2002, the amount owed by the client was $121 million (not including reserve for bad debts - see C2 below).

Repayment will start three years after the draw down date and will be paid in semi-annual installments over a period of four years (end of maturity after seven years). The interest rate is based on performance measurements specified in the agreement (estimated interest rate from Libor + 6.5% in the first years to Libor + 4.5% in the last years).

In accordance with the agreement, the Company and two other international equipment suppliers received pledges on the communications operating license in the client's territories, as well as further pledges such as shareholders' guarantees, contracts pledge and revenues pledge.

Note 4 - Long-Term Bank Deposits and Receivables, Net of Current Maturities (cont'd)

C. (cont'd)

2. During 2002, the Company included a provision for a doubtful debt, in the amount of $34 million, with respect to the abovementioned long-term customer debt. In light of recent significant macro-economic and political changes in the territory in which the customer conducts its activities and based on a valuation of the collaterals which the customer provided for the benefit of the Company, which were valued by an independent external appraiser, Company's Management and its Board of Directors believe that collection of the debt in its original amount is doubtful and, in their estimation, the provision included constitutes, as at the date of the financial statements, that portion of the debt the collection of which is doubtful.

3. Shortly before the publication of these financial statements, the customer changed the business plan which had served as the basis for the above provision. The Company and the other vendors are currently in discussions with the customer regarding a possible restructuring of the debt repayment schedule and expect that these discussions be completed during the second quarter of 2003.. In the opinion of Management, the new business plan is feasible and therefore the provision for doubtful debts in these financial statements is sufficient.

Note 5 - Investments

Consist of the following:

	December 31 2002	December 31 2001
	$ in thousands	$ in thousands
Affiliated companies (A)	**30,023**	4,013
Convertible notes (B)	**9,000**	27,000
Other	**3,962**	5,528
	42,985	36,541

Note 5 - Investments (cont'd)

A. Investments in affiliated companies are comprised of:

	December 31 2002	December 31 2001
	$ in thousands	$ in thousands
Cost of shares	**34,916**	2,399
Accumulated income (losses)	**(4,893)**	(129)
	30,023	2,270
Loans	**-**	1,743
	30,023	4,013

The Company signed an agreement pursuant to which it will transfer the Voip activities of the subsidiary NGTS, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of the Company.

The name of the Company resulting from this transaction has been changed to Veraz Networks and ECI's investment in Veraz is being accounted for by the equity method. Veraz will be the exclusive distributor of the ECI's DCME products which will be produced by the Company and sold to Veraz in accordance with the terms set in the agreement.

As a result of the transaction, the Company recorded a loss in the amount of $ 4 million which includes the amount of $ 1.8 million (which is included in the cost of revenues) of inventory which, according to Veraz's business plan, are unlikely to be used.

B. Convertible notes

The Company has invested in convertible notes of a customer's parent company (see Note 4C), in an amount of $27 million. The maturity date of the convertible notes is November 30, 2003 and they bear interest at a rate of 5% per annum, which will be paid on the maturity date. Conversion of the notes will not give the Company significant influence in the said company. The notes which will not be converted into share capital until the maturity date or upon an IPO, will be repaid.

Due to significant concern regarding the financial ability of the abovementioned company to repay the notes (see also Note 4C), the Company included, as part of the "other expenses" category, a provision in the amount of $18 million, for decline in value of the above-mentioned investment.

Note 6 - Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Freehold land and buildings	Machinery and equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Cost						
Balance at beginning of year	56,395	218,600	15,658	17,506	15,732	323,891
Additions	332	7,850	1,228	743	1,140	11,293
Disposals *	(1,386)	(39,824)	(5,150)	(3,734)	(6,931)	(57,025)
Balance at end of year	55,341	186,626	11,736	14,515	9,941	278,159
Accumulated depreciation and amortization						
Balance at beginning of year	11,237	108,235	10,370	9,007	2,694	141,543
Additions	1,097	24,327	2,045	2,047	2,493	32,009
Disposals *	(42)	(23,406)	(3,058)	(2,663)	(4,811)	(33,980)
Balance at end of year	12,292	109,156	9,357	8,391	376	139,572
Undepreciated balance at December 31, 2002	**43,049**	**77,470**	**2,379**	**6,124**	**9,565**	**138,587**
Undepreciated balance at December 31, 2001	45,158	110,365	5,288	8,499	13,038	182,348

* Including assets disposed as a result of discontinuance of InnoWave Segment (see Note 21), disposal of Voip operations (see Note 5A) and decline in value (see Note 20(1)).

Note 7 - Software Development Costs, Net

Capitalization and amortization of software development costs during the years ended December 31, 2002, and 2001 is comprised as follows:

	December 31 2002 $ in thousands	December 31 2001 $ in thousands
Balance at beginning of year	**27,086**	29,054
Capitalization of software development costs during the year	**12,935**	19,407
Amortization and write-offs during the year	**(19,939)**	(21,375)
	20,082	27,086

Note 8 - Goodwill and Other Intangible Assets, Net

Consist of the following:

	December 31 2002 $ in thousands	December 31 2001 $ in thousands
Goodwill, net	**16,348**	51,665
Intangible assets related to acquisitions (Note 19), net	**4,697**	23,963
Total goodwill and intangibles (1)	**21,045**	75,628
(1) Original amount	156,863	270,184
Amortization and write down due to decline in value	(135,818)	(194,556)
	21,045	75,628

See also Note 21.

Note 9 - Long-Term Liabilities

A. Loans

	December 31 2002 *$ in thousands*	December 31 2001 *$ in thousands*
Long-term loans (*)	**160,000**	250,000
Less - current maturities	**160,000**	50,000
	-	200,000

(*) The loans carry an annual interest rate of LIBOR + 0.8% (the LIBOR interest rate at December 31, 2002 is 1.39%), and is repayable quarterly.
During the current period, the Company made an early repayment of a long-term loan from banks in the amount of $ 50 million. In addition, according to the loan agreement, the Company repaid an amount of approximately $ 40 million.
Since the Company does not comply with some of the covenants as set forth in the loan agreements (see Note 14) long-term loans in the amount of $ 106,667 thousand were reclassified as current liabilities. Current maturities in the amount of $ 53,333 thousand of the loans are already included as part of current liabilities.

B. Other liabilities

	December 31 2002 $ in thousands	December 31 2001 $ in thousands
Provision for claim (*)	**6,000**	6,000
Other liabilities	**2,379**	5,573
	8,379	11,573

(*) See Note 11A(4)

Note 10 - Liability for Employee Severance Benefits, Net

A. Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies)

Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

1. The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

   The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

3. As to the unionized employees of Tadiran Telecommunication Ltd. (TTL) (formerly Tadiran Communications Ltd. - see Note 19A) who are subject to the labor agreements which were in force in TTL, the Company's liability for termination of the employer-employee relationship is other labor agreements with the General Workers' Union.

   If the Company terminates the employment of these employees up to 201105, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such benefits.

4. The expenses in respect of severance and pension pay for the years ended December 31, 2002, 2001 and 2000 are $ 8,869 thousand, $8,361 thousand, and $ 8,458 thousand respectively.

5. Company's liability for termination of the employer-employee relationship is composed as follows:

	December 31 2002	December 31 2001
	$ in thousands	$ in thousands
Provision for severance pay	**53,574**	57,474
Amounts funded including accumulated income	**27,217**	29,136
	26,357	28,338

Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

Note 10 - Liability for Employee Severance Benefits, Net (cont'd)

B. Employees of U.S. consolidated subsidiaries (U.S. companies)

The subsidiaries sponsor a section 401(K) defined contribution plan or 401(A) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $588 thousand, $ 197 thousand and $ 2,141 thousand in 2002, 2001 and 2000, respectively.

C. Employees in the rest of the world

The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country, if any, in which they operate.

Note 11 - Commitments and Contingencies

A. Claims and potential claims

1. On June 12, 2001, six class action suits were filed by shareholders, against the Company and certain of its senior officers and directors, past and present. The class actions were filed in the name of persons who held shares in the Company during the period from May 2, 2000 to February 14, 2001 ("the investment period"). The plaintiffs claim fraud, a deceptive course of business and the publication of misleading financial statements, which caused injury to purchasers of ECI stock during the investment period.

   By an order dated August 24, 2001, the Court consolidated the six complaints into a single action. The Court appointed Lead Plaintiff and Lead Counsel on September 28, 2001.
   On October 5, 2001, the Lead Plaintiff filed the first consolidated class action, which was dismissed by the court.

   On December 7, 2001, Lead Plaintiff filed a second consolidated class action (the "second class action") against the Company, its CEO and the former CFO for violation of Sections 10(b) and 10b - 5 of the Securities Exchange Act of 1934 ("the Act") thereunder, and against the CEO and former CFO under Section 20(a) of the Act.

   At hearings held on January 18 and 23, 2002, the Court denied Defendants' motion to dismiss the claims. A proposed joint discovery schedule has been agreed upon by the parties and submitted to the Court. The Court has not yet approved or disapproved the proposed schedule.

Note 11 - Commitments and Contingencies (cont'd)

A. Claims and potential claims (cont'd)

On May 16, 2002, the parties signed a memorandum of understanding (hereinafter – memorandum of understanding) for the purpose of settling this lawsuit. Pursuant to the terms of the memorandum of understanding, a fund to cover the settlement was established to which the settlement amount was transferred by the Company's insurers (net of the deductible excess payable according to the insurance policy in the amount of $ 200 thousand). In addition and subject to court approval, the claimants agreed to the dismissal of all claims against the Company and against Mr. Inbar (current CEO) and Mr. Ben-Assayag (former CFO) without any liability or wrongdoing attributed to either one of them.

On July 30, 2002 the parties submitted a request to the court in accordance with the memorandum of understanding, to dismiss the aforementioned defendants from the statement of claim without, as stated, any wrongdoing attributed to them.

Through the end of 2002 the Court approved the abovementioned settlement, entered final judgment and ordered dismissal in respect of all defendants.

2. Following the cut in workforce (see Note 20), in accordance with the reorganization plan of the Company, claims and demands for higher amounts of severance pay were submitted in the current period by former employees who were employed under personal contracts. Management of the Company believes, based on the opinion of its legal advisors, that these demands will be rejected and therefore no provision was recorded in respect thereto in the financial statements.

3. The Company and its subsidiaries conduct negotiations from time to time with international technology companies ("technology companies") regarding allegations that they are using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

Note 11 - Commitments and Contingencies (cont'd)

A. Claims and potential claims (cont'd)

4. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (hereinafter - "comptroller") regarding alleged price fixing and non-competitive practices among TTL, Tadiran and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor (Koor is a significant shareholder of the Company and Tadiran). Pursuant to the Restrictive Trade Practices Law - 1988, a fine may be levied against an entity or person violating the law. In addition, violators may be liable for damages that are proven as a result of their violation.

   The Department of the Restrictive Trade Practice authority investigators recommended filing criminal charges against certain of the entities or persons investigated in connection with such suspicions. The legal department of the Authority is currently reviewing the investigation material and the recommendation of the investigators. This review may take months and at this time the outcome cannot be predicted.

   Tadiran has agreed to indemnify the Company for damages above $6 million. The Company cannot estimate the results of the investigation prior to the decision of the comptroller.

5. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. Management of the companies, based mainly on opinions of their legal advisors, believe that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and therefore the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

B. Lease commitments

The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2002 to 2021 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2002, are as follows:

Year ending December 31	$ in thousands
2003	15,441
2004	12,142
2005	9,821
2006	5,497
2007 and thereafter	11,688

As to rent expense under the Company's leases, see Note 17N.

Note 11 - Commitments and Contingencies (cont'd)

C. Royalty commitments

1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed mainly at the rates of 3.5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 2002 the maximum future commitment of the Company is approximately $ 139 million.

2. The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate, a price per unit sold or as a rate of the system or the family of products sale price.

3. During 2001, one of the Company's divisions reached agreements with the Office of the Chief Scientist (OCS) in Israel, according to which the latter will be paid without dependency on the existence of future sales, an agreed-upon sum, which will constitute full and final settlement of any liability and debt which the division may have to the Chief Scientist. As a result of the above, an expense in the amount of $8,394 thousand was included in the financial statements in respect of the results of the agreement.

D. Financial instruments

(1) Derivative financial instruments

The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and purchased options. The Company's forward foreign exchange contracts and purchased options are primarily denominated in British Pounds Sterling and the Euro and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified. The Company was exposed to but realized no losses from non-performance by counter parties on these derivatives.

The Company uses foreign currency forward contracts designated as fair value hedges to protect against the foreign currency exchange rate risks related to the remeasurement of firm sales commitments and recognized assets such as accounts receivable. Changes in the fair value of these derivatives are recognized in operations as offsets to the changes in the fair value of the related assets or liabilities.

The Company uses a combination of forwards and purchased options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted revenue denominated in currencies other than the U.S. dollar. The Company's cash flows hedges mature generally within less than a year. For derivative instruments that are designated

Note 11 - Commitments and Contingencies (cont'd)

D. Financial instruments (cont'd)

(1) Derivative financial instruments (cont'd)

and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into operations in the period during which the hedged transactions is recognized in operations. The ineffective portion of the gain or loss is reported in other income or expense immediately. The effective portion of cash flow and foreign currency hedges is reported in the same financial statement line item as the changes in value of the hedged item. For foreign currency option and forward contracts designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

Other derivatives not designated as hedging instruments under SFAS No. 133 consist primarily of forwards used to hedge foreign currency balance sheet exposures. For derivative instruments not designated as hedging instruments under SFAS No. 133, changes in the fair values are recognized in operations in the period of change. The gains and losses on foreign currency forward contracts used to hedge balance sheet exposures are recognized in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities and thus naturally offset these gains and losses. The Company had net foreign currency exchange losses of $ 1.5 million and $ 1.4 million in 2002 and 2001, respectively.

Fair value hedging transactions

As at December 31, 2002, one of the Company's subsidiaries and the Company had entered into currency forward contracts, ending from January to February 2003, as a hedge against sales contracts receivable and firm commitments, as follows:

The Company's subsidiaries

a. obligation to sell Euro 156 thousand for a total amount of $ 152 thousand.
b. obligation to sell Pounds sterling 102 thousand for a total amount of $ 154 thousand.

The Company

c. Obligation to sell Australian dollar 2.2 million for a total amount of US$ 1.2 million.
Since the effect of the fluctuations in foreign currency exchange rates is set off against the effect on the hedged sales agreements, the subsidiary does not have any exposure to exchange rate differentials in this connection.

Note 11 - Commitments and Contingencies (cont'd)

D. Financial instruments (cont'd)

(1) Derivative financial instruments (cont'd)

Anticipated cash flows hedging transactions

As at December 31, 2002 the Company had entered into forward currency transactions and also purchased options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

During 2002, the Company implemented some 65 hedge transactions and strategies in respect of sales and anticipated sales amounting to 91 million Euro, 13.7 million pounds sterling and $ 10.6 million in other currencies.
The future transactions and foreign currency options are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at the balance sheet date.

Comprehensive income (loss) at December 31, 2002 includes a loss of $ 1,832 thousand relating to the above forward transactions totaled $ 1,832 thousand loss. This amount is expected to appear in the statement of income for the year ended December 31, 2003.

Non-hedging transactions

The financial expense includes a $ 1,520 thousand loss for 2002.
This amount reflects a change in the fair market value of foreign currency between the future forward rate of foreign currency and the rate prevailing at the balance sheet date derived from time values not used for hedging purposes.

(2) Concentration of credit risks

Financial instruments which seem to expose the Company to risks of credit concentration, include cash, deposits, currency hedging transactions, trade and other receivables.
The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread as well as the provision for doubtful debts in the financial statements.
As to the long-term deposits and customer debts see Note 4. Management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

Note 11 - Commitments and Contingencies (cont'd)

D. Financial instruments (cont'd)

(3) Fair value in the financial statements

Management estimates that the fair value of the financial instruments is not materially different from the amounts included in the financial statements. In its determination of fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading.

- Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and advances from customers:

  The book value is the same as the fair value due to the short realization period and/or repayment date of these instruments.

- Long-term receivables and liabilities:

  The book value is the same as the fair value since the Company's interest rates on its long-term liabilities or receivables are not materially different from those indicated in respect of the assets and liabilities as at the balance sheet date.

E. Capital expenditure commitments

The Company and its consolidated subsidiaries in Israel are incurring capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 2002, the Companies are committed to invest approximately $ 2 million pursuant to these programs. Completion of such investment programs will provide tax benefits in the future (see Note 15A1).

F. Purchase commitments

At December 31, 2002, commitments for purchase of materials and for acquisition of property, plant and equipment aggregated $ 120,019 thousand (December 31, 2001 - $ 194,875 thousand).

Note 11 - Commitments and Contingencies (cont'd)

G. Guarantees

1. At December 31, 2002, the Company has granted guarantees to third parties in the sum of $ 5,325 thousand mainly as guarantees for tenders which the Company has attained or in which it participates. The Company will be required to perform under the guarantees if it does not fulfill the tender's terms. The expiry dates of the guarantees are till 2004.

2. The Company also maintains certain third-party guarantees (primarily with banks) mainly to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As at December 31, 2002, these guarantees approximated $ 34,638 thousand. The expiry dates of guarantees vary and the last of them expires in 2006.

H. Commitments

1. In November 2001, the Company sold the operations of its information technology business ("IT"). The Company signed a five-year outsourcing contract with EDS Israel. Under the agreement, EDS Israel assumed all the IT operations and will be required to supply maintenance, support and development services during the term of the agreement, in consideration for a sum of between $15 and $ 18 million, per year. For the year ended December 31, 2002, the cost of such services to the Company was $ 15.2 million.

2. The Company has an obligation to indemnify the purchasers of certain activities and/or the purchasers of subsidiaries at rates which are stipulated in the sales agreement, should the purchasers be forced to discharge former employees of TTL during a period up to 2011 (see Note 10A(3)) and, therefore, to pay increased severance benefits.

   In the opinion of Company management, the provisions for future indemnification, as stated, which are included in the financial statements, are proper and adequate.

3. If the Company dismisses any of the remaining unionized employees of TTL by 2005, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority (see Note 10A(3)). As at December 31, 2002, the maximum amount payable as a result of this commitment is $ 23 million. Management does not expect to dismiss the said employees and therefore no provision in respect thereof has been included in the financial statements.

Note 11 - Commitments and Contingencies (cont'd)

H. Commitments (cont'd)

4. In December 1999, an agreement was signed with SCI Systems Ltd. ("SCI") for the sale of a plant (known as Shemer) which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

   The Company is in dispute with SCI as to the interpretation of certain financial aspects of the agreement, such as discount terms for large orders, the minimum size of orders, timing etc. The parties appealed to a mediator but the Company rejected his recommendations and the dispute has been referred to an arbitrator, who will start his work in 2003. In the opinion of Management, the provision made for settlement of the dispute is adequate and sufficient and the arbitrator's decision will not have any material effect on the Company's financial position and\or the results of its operations.

5. Commitments to indemnify directors and officers

   In August 2001, the audit committee and the Board of Directors of ECI resolved to grant ECI's directors and officers at the level ;of vice president and above, who may serve from time to time, indemnification to the fullest extent permitted by law and approved the form of indemnification letter to be provided to each such director and officer. The Company has undertaken to indemnify its directors and officers for financial obligations and reasonable litigation costs imposed on them in connection with their duties. The undertaking is limited to categories of events set forth in the indemnification letter and to an amount of $ 15 million per director and officer, per case.

   The prospective indemnification and form of indemnification letter were approved by ECI's shareholders.

   In July 2002, the audit committee and the Board of Directors of ECI resolved, subject to shareholders approval, to raise the amount of the aforesaid undertaking to a limit of $ 30 million per director per case, but not more than a commitment of $ 225 million in the aggregate for all persons to be indemnified. The aforesaid changes were approved by ECI's shareholders.

I. Consolidated company stock options

1. As at December 31, 2002, ECtel Ltd., a subsidiary traded on a US stock exchange, has options, which were granted to its employees and which are convertible into ordinary shares. If all the options are exercised into shares, the rate of holding of the Company may decrease from 58.6% to 47.7%, without the Company incurring a capital deficiency.

2. All the divisions which became wholly-owned subsidiaries granted options to their employees and\or to employees of the Group's head office. If these options are fully converted into shares of the subsidiaries, the equity of the Company in the subsidiaries will be diluted by 3% - 17%. See also Note 22.

Note 12 - Shareholders' Equity

A. Authorized, issued and outstanding shares

	Authorized	
	December 31 2002	December 31 2001
	Number of shares	
NIS 0.12 par value per share	**200,000,000**	200,000,000

1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

2. For details of the issued share capital and treasury stock, see Statement of Changes in Shareholders' Equity.

3. On December 6, 2001, a private placement agreement was signed with a group of investors in respect of 12.5% of the issued share capital of the Company. The closing of this agreement took place on February 12, 2002. The investors paid an amount of $ 50 million to the Company in consideration for the shares they received. Part of the shares allotted to the above mentioned investors were the balance of the Company's shares held as Treasury stock.

B. Dividends

Dividends may be paid by the Company only out of retained earnings. There are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends. See Note 15A(2).

C. Share incentive and stock option plans

1. ECI Plan

a. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2011.

The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

Under the terms of the ECI Plans, as of December 31, 2002, the Company is authorized to grant options for a total of 26,760,700 (increased from 14,760,700 following shareholders' approval on February 7, 2002) shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability).

Note 12 - Shareholders' Equity (cont'd)

C. Share incentive and stock option plans (cont'd)

1. ECI Plan (cont'd)

The exercise price per share under the options awards is determined on the date of grants.

b. Stock options under the ECI Plans are as follows:

	2002 Number of shares	2001 Number of shares	2000 Number of shares
Total number authorized at beginning of year	**14,760,700**	14,760,700	14,760,700
Increase in number authorized during year	**12,000,000**		
Options unexercised at beginning of year	**(12,087,850)**	(11,943,633)	(3,189,850)
Exercised till beginning of year	**(2,028,982)**	(2,028,982)	(1,795,482)
Granted during year	**(780,000)**	(905,000)	(9,010,033)
Cancelled during year	**518,103**	760,783	22,750
Authorized for future grant at end of year	**12,381,971**	643,868	788,085
Exercised during the year *	-	-	233,500
* Average price of options exercised during year	-	-	$ 19.12
Options unexercised at end of year	**12,349,747**	12,087,850	11,943,633
Options may be exercised as follows (1):			
First year or thereafter	**11,997,247**	9,078,874	5,631,498
Second year or thereafter	**147,500**	2,748,976	3,506,067
Third year or thereafter	**205,000**	260,000	2,806,068
	12,349,747	12,087,850	11,943,633

Note 12 - Shareholders' Equity (cont'd)

C. Share incentive and stock option plans (cont'd)

b. Stock options under the ECI Plans (cont'd)

(1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

	2002	2001	2000
Dollars per Share	Number of shares	Number of shares	Number of shares
1.31 - 7.61	**1,448,600**	918,600	13,600
14.02 - 18.70	**423,000**	423,000	424,600
20.81 - 26.38	**1,289,016**	1,289,016	1,298,683
26.66	**5,630,531**	5,778,034	6,330,200
27.51 - 29.53	**2,705,950**	2,826,550	3,023,900
30 - 40	**852,650**	852,650	852,650
	12,349,747	12,087,850	11,943,633

2. **ECI U.S. Plan**

a. At the Annual General Meeting held on August 29, 1991, the shareholders also approved a Key Employee Incentive Stock Option Plan for the Company's wholly-owned U.S. subsidiary, ECI Telecom Inc. (the "ECI U.S. Plan"), which has now expired, except as to outstanding option awards. Under the ECI U.S. Plan, any officer, management or other key employee of ECI Telecom Inc. could participate in the ECI U.S. Plan.

Under the terms of the ECI U.S. Plan, the Company was authorized to grant options for a total of 400,000 shares, subject to the anti-dilution adjustments.

Note 12 - Shareholders' Equity (cont'd)

C. Share incentive and stock option plans (cont'd)

2. ECI U.S. Plan (cont'd)

b. Stock options under the ECI U.S. Plan are as follows:

	December 31 2002	December 31 2001	December 31 2000
	Number of shares		
Total number authorized at beginning of year	**400,000**	400,000	400,000
Options unexercised at beginning of year	**(98,000)**	(98,000)	(170,500)
Exercised till beginning of year	**(106,250)**	(106,250)	(75,750)
Cancelled during the year	-	-	42,000
Expiration of plan	**(195,750)**	-	-
Available for future grants at end of year	-	195,750	195,750
Exercised during year *	-	-	30,500
* Average price of options exercised during year	-	-	$ 17.14
Options unexercised at end of year	**98,000**	98,000	98,000
Options may be exercised as follows (1):			
First year or thereafter	**98,000**	98,000	75,500
Second year or thereafter	-	-	22,500
	98,000	98,000	98,000

(1) The exercise prices of options unexercised are $ 17 - $ 32.94 per share.

3. TTL Plan

As a result of the Merger with TTL, the Company has options outstanding which were originally granted before the Merger under plans established by TTL (TTL plans) and subsequently converted into the Company's options at the same ratio as that for the share of TTL.

As at December 31, 2002, 160,968 options have not yet been exercised.

The exercise price range of options outstanding at year end are $23.16 to $36.47 per share.

Note 12 - Shareholders' Equity (cont'd)

C. Share incentive and stock option plans (cont'd)

4. Fair value method

a. In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 *"Accounting for Stock-based Compensation"* which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during 2002 to be $. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

Year of grant	Option term	Expected volatility	Risk free interest rate
2002	5	105	1.5%
2001	5	90	2.00%
2000	5	78.8	6.00%

b. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net loss and net loss per share would have been as follows:

	Year ended December 31		
	2002	**2001**	**2000**
Net loss ($ in thousands)			
As reported	**(155,685)**	(412,376)	(91,410)
Pro forma	**(215,329)**	(481,295)	(147,195)
Basic and diluted loss per share ($)			
As reported	**(1.48)**	(4.44)	(1.00)
Pro forma	**(2.04)**	(5.18)	(1.60)

Note 12 - Shareholders' Equity (cont'd)

C. Share incentive and stock option plans (cont'd)

5. Employee Stock Purchase Plans ("ESPP")

In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plans were approved. The ESPP permits all employees to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

According to the ESPP, the Company sold to its employees during 2002, 2001 and 2000, 775,123, 1,214,642 and 203,887 ordinary shares of the Company (which, in 2001 and 2000, were previously treasury stock), respectively.

6. See Note 22 as to the replacement of options granted by the subsidiaries to their employees by options convertible into shares of the Company.

Note 13 - Balances in Currencies Other Than the Dollar

	December 31, 2002				December 31, 2001			
	Israeli currency	Foreign currency			Israeli currency	Foreign currency		
		Euro	Pounds Sterling	Others		Euro	Pounds Sterling	Others
	$ in thousands							
Assets								
Trade receivables	11,876	40,734	5,438	1,936	20,402	69,734	6,284	36,103
Other current assets	14,435	4,332	578	10,557	41,017	17,820	2,383	25,365
	26,311	45,066	6,016	12,493	61,419	87,554	8,667	61,468
Liabilities								
Trade payables	19,299	4,693	278	521	18,258	19,215	2,002	17,962
Other current liabilities	41,426	4,797	3,985	1,394	46,629	17,394	2,866	5,676
Long-term liabilities (including current maturities)	11,268	3,127	493	18,235	24,506	-	-	100
	71,993	12,617	4,756	20,150	89,393	36,609	4,868	23,738

Note 14 - Charges (Assets Pledged)

The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in ECtel, Lightscape and Inovia) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company is obligated to maintain operating income. According to an agreement with the lending banks, the Company was to have maintained these ratios since the third quarter of 2001. Commencing from October 1, 2002, the Company is not in compliance with some of the financial ratios and, therefore, the banks have the right to demand immediate repayment of the full amount of the loans.

In accordance with that stated above, long-term loans, in the amount of $ 106,667 thousand, were reclassified as current liabilities. Current maturities in the amount of $ 53,333 thousand of that loan are already included as part of current liabilities. In addition, Company Management is negotiating with the banks in respect of changes in the original financing agreement, including changes in the financial ratios.

See Note 4A. for pledges on deposits.

See Note 17B. for restricted deposits.

Note 15 - Taxes on Income

A. Tax programs under various Israeli tax laws:

1. Israel tax reform

During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel.

The main provisions of the tax reform that may affect the Company are as follows:

a) Transfer pricing of international transactions with related parties.

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued. Although the Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.

Note 15 - Taxes on Income (cont'd)

A. Tax programs under various Israeli tax laws: (cont'd)

b) Employee stock incentive plans

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company is considering the alternatives.

c) Controlled foreign company (CFC)

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged to tax on passive income of foreign affiliates as if it had received a dividend from such companies.

d) Capital gain tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

e) The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

2. Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

Pursuant to the above Law the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the above Law. According to the Law, the Company is entitled to a tax benefit, which grants it a reduced tax rate of 25% for a specific period (Alternative A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates (25% subject to examination of the level of foreign ownership), for specified periods (alternative B). All of the approved enterprises, which currently entitle the Company to benefits, are under alternative B.

The period of benefits in respect of most of the Company's production facilities will terminate in the years 2003-2011. Some of the Company's current investments are made under new approvals.

Note 15 - Taxes on Income (cont'd)

A. Tax programs under various Israeli tax laws: (cont'd)

In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2002, the Company has an accumulated loss and therefore it cannot distribute a cash dividend. Effectively such dividend distribution would be reduced by the amount of the tax. Benefits are attributed to an "Approved Enterprise" based on the growth in trunover upon implementation of each plan.

In 1999 the tax authority published instructions that allowed R&D companies under some conditions to reduce the base turnover by 10% for each year beginning 1996 till year 2001. Those instructions are reducing the effective tax rate by the reduction in turnover subject to the full tax rate.

3. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors' Company", as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel CPI).

4. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

The Company also prepares consolidated tax returns for the Company and its various divisions.

5. The rate of company tax on income received in Israel from sources other than an Approved Enterprise is 36%.

6. In 2002 the Company came to an arrangement with the income tax authorities concerning tax returns filed by TTL through 1998. Among other terms of the arrangement, the Company undertook to pay a further $ 1.2 million in taxes if it does not produce certain confirmations from government agencies in future periods as defined in the arrangement. In the opinion of Management, the provisions included in the balance sheet are adequate and sufficient.

Note 15 - Taxes on Income (cont'd)

B. Non-Israeli subsidiaries

Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

C. Taxes on income from continuing operations

Taxes on income included in the consolidated statements of operations are comprised as follows:

	Year ended December 31		
	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
Current taxes relating to-			
The Company and its Israeli subsidiaries	**3,477**	2,582	5,088
Foreign subsidiaries	* **211**	1,771	43
	3,688	4,353	5,131
Deferred taxes relating to -			
The Company and its Israeli subsidiaries	**4,850**	(4,780)	(9,493)
Foreign subsidiaries	**274**	112	4,299
	5,124	(4,668)	(5,194)
	8,812	(315)	(63)

* Including tax benefits of $ 1,136 thousand with respect to previous years.

D. Loss from continuing operations before taxes on income

	Year ended December 31		
	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
The Company and its Israeli subsidiaries	**(61,607)**	(350,630)	(16,771)
Foreign subsidiaries	**1,800**	3,857	(26,596)
	(59,807)	(346,773)	(43,367)

Note 15 - Taxes on Income (cont'd)

E. Reconciliation of the statutory tax expense (benefit) to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A4 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

	Year ended December 31		
	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
Loss from continuing operations as reported in the consolidated statements of operations	**(59,807)**	(346,773)	(43,367)
Theoretical tax on the above amount (36%)	**(21,531)**	(124,838)	(15,612)
Tax effect of non-Israeli subsidiaries	**2,382**	1,251	2,486
Current losses - for which no deferred tax benefit has been recorded	**3,094**	20,985	5,153
Cancellation of deferred taxes from prior years	**-**	-	4,340
Utilization of capital losses for which no deferred taxes were recorded	**-**	-	(12,909)
Tax benefits with respect to previous years	**(1,136)**	-	-
Tax benefits arising from "Approved Enterprise" status and reduction in the tax rate according to which relevant taxes were calculated	**8,409**	50,188	(7,597)
Increase in taxes resulting from permanent differences, (mainly amortization of goodwill and intangibles) net	**17,496**	46,986	27,116
Adjustments arising from differences in the basis of measurement for tax purposes and for financial reporting purposes and other*	**98**	5,113	(3,040)
Taxes on income for the reported year	**8,812**	(315)	(63)

* Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A2 above) and the exchange rate of Israeli currency relative to the dollar.

Note 15 - Taxes on Income (cont'd)

F. Components of deferred income tax

(1) As at December 31, 2002 and December 31, 2001, deferred income tax consists of future tax assets (liabilities) attributable to the following:

	December 31 2002 $ in thousands	December 31 2001 $ in thousands
Deferred tax assets:		
Tax credit carryforwards	**2,856**	2,911
Capital loss carryforward	**46,386**	38,607
Operating loss carryforward [(a)]	**42,948**	36,149
Vacation pay accruals and severance pay fund	**6,761**	7,223
Depreciation	**3,258**	3,749
Eliminated inter company profits [(b)]	**1,171**	1,794
Other	**3,558**	5,269
Gross total deferred tax assets	**106,938**	95,702
Valuation allowance for deferred tax assets [(d)]	**(85,551)**	(69,592)
Net deferred tax assets [(a)]	**21,387**	26,110
Deferred tax liabilities:		
Software development costs	**(3,058)**	(2,709)
Depreciation	**(677)**	-
Net deferred tax liabilities	**(3,735)**	(2,709)
Deferred income tax, net [(c)]	**18,152**	23,401

[(a)] In the opinion of the Company's management based on the past operating experience of the Company, as well as the expected forecasts and transactions, deferred tax has been created in respect of certain operating losses whose utilization for tax purposes in the future is probable.

[(b)] These deferred taxes relate to intercompany transactions that have no impact on the consolidated statement of operations.

[(c)] Long-term deferred taxes in the amount of $16,795 thousands are included in the other assets item of the balance sheet and short-term deferred taxes in the amount of $1,357 thousands are included in other receivables.

[(d)] The valuation allowance is in respect of capital loss carryforwards, certain operating losses carried forward, depreciation related to foreign property and miscellaneous tax credits. Management believes that it is more likely than not that a portion of the deferred tax asset will not be realized and the net deferred tax will be realized.

Note 15 - Taxes on Income (cont'd)

F. Components of deferred income tax (cont'd)

(2) At December 31, 2002, the Company had, for tax purposes, operating loss carryforwards, capital loss carryforwards, general business and minimum alternative tax credit carryforwards of $ 332,739 thousand, $ 134,405 thousand, $ 1,969 thousand and $ 887 thousand, respectively. The general business and other credit carryforwards expire over the period 2002 through 2009. A portion of the federal net operating loss carryforwards expires, totalling $ 27 million, over 15 years beginning in 2011 and the rest remains available indefinitely. The alternative minimum tax carryforward remains available indefinitely.

G. Tax assessment

Final tax assessments have been received by some of the Israeli companies through the 1992 tax year.

H. Other comprehensive income (loss)

All the amounts presented in the statement of other comprehensive income (loss) are presented net of tax. The tax effect for the years ended December 31, 2002, 2001 and 2000 were $ 0 thousand, $ 0 and $ 730 thousand, respectively.

I. Company spin-off

Towards the end of 2000, the Company applied to the Israeli tax authorities for a tax ruling that, under Israeli tax law, its shareholders would not be liable to taxation as a result of the spin-off plan described in Note 1A.(2) above. The main points of the ruling are as follows:

a. The new investors in the spun-off companies shall not constitute more than 50%;

b. Assets and liabilities shall be distributed between these companies as per special financial statements to be submitted to the tax authorities, based mainly on book values;

c. Losses for tax purposes shall be distributed between these companies pro rata to their equity;

d. Benefits accruing under the Law for the Encouragement of Capital Investments shall be computed on a consolidated basis until the second stage of the plan is implemented and\or until another method is decided upon;

e. The Company can file consolidated tax returns for itself and its new subsidiaries, committing to pay tax on the consolidated results of operations;

f. Certain earnings and losses shall be taxable as stated in the letter of approval, and

g. If the second stage comes into effect and one or more of these companies is split off will reach $ 15 million.

As mentioned in Note 1A(2), the Company notified the tax authorities of the retroactive cancellation of the split-up plan. In the opinion of Management, which is based on the advice of its professional consultants, the application will be accepted by the tax authorities.

Note 16 - Related Party Transactions

Related parties are comprised of principal shareholders (10% and up of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company.
Transactions with related parties are mainly as follows:

a. sales of certain of the Company's products and expenses related to such sales;

b. financing expenses owing to the issue of capital notes convertible into shares and working capital balances;

A. Balances due to or from related parties:

	December 31 2002	December 31 2001
	$ in thousands	$ in thousands
Assets:		
Trade receivables	**8,738**	7,858
Other receivables	**35**	9,941
Loans to affiliates (Note 5)	-	1,749
Liabilities:		
Other payables	**1,016**	302

B. Income from, and expenses to, related parties:

	Year ended December 31		
	2002	*2001	*2000
	$ in thousands	$ in thousands	$ in thousands
Sales	**4,945**	3,787	8,950
Cost of revenues	**2,264**	3,659	5,216
Selling and marketing expenses	**2,043**	182	7,331
General and administrative expenses	**5,338**	93	2,406
Financial expenses	**108**	-	80
Financial income	-	-	178
	-	-	-

C. The Company has arms-length banking relationships with a number of Israeli Banks, one of which is a substantial shareholder of a significant shareholder. The amounts stated above do not include transactions with this bank.

* Reclassified

Note 17 - Supplementary Financial Statement Information

Balance sheet:

A. Cash and cash equivalents

Including deposits of $ 334,308 thousand at December 31, 2002 (December 31, 2001 - $ 190,071 thousand).

B. Short-term investments

Including restricted balances of $ 1,035 thousand at December 31, 2002 (December 31, 2001 - $ 1,035 thousand).

C. Trade receivables

Net of provision for doubtful accounts of $ 34,764 thousand at December 31, 2002 (December 31, 2001 - $ 28,974 thousand).

As to sales of certain trade receivables, see Note 17M(4).

D. Other receivables

	December 31 2002	December 31 2001
	$ in thousands	$ in thousands
Employees	**1,608**	4,382
Chief Scientist	**3,054**	864
Deferred income tax	**1,357**	6,111
Tax authorities	**-**	15,515
Accrued income	**706**	4,154
Advances to suppliers	**2,552**	8,875
Related parties	**35**	9,941
Others	**14,882**	(*)11,813
	24,194	61,655

* Reclassified

Note 17 - Supplementary Financial Statement Information (cont'd)

E. Short-term credits

Consist of the following:

	December 31 2002 $ in thousands	December 31 2001 $ in thousands
Short term credits (*)	**70,012**	70,030
Current maturities of long term loans (**)	**160,000**	50,000
	230,012	120,030

(*) As at December 31, 2002, the loans bear an average annual interest rate of 2.2%. See also Note 14.
(**) see also Note 9A.

F. Other payables and accrued liabilities

Consist of the following:

	December 31 2002 $ in thousands	December 31 2001 $ in thousands
Employees and social benefits	**32,654**	35,098
Chief Scientist	**15,454**	13,524
Tax authorities	**9,107**	11,168
Commissions payable	**22,979**	20,329
Advances from customers	**4,179**	26,301
Warranty accrual (*)	**9,546**	12,485
Accrued expenses	**29,850**	47,923
Other payables and accrued liabilities	**10,057**	13,952
	133,826	180,780
(*) Balance at the beginning of the year	**12,485**	10,824
Change during the year	**(2,939)**	1,661
Balance at the end of the year	**9,546**	12,485

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information

1. Segment Activities Disclosure:

Segment information is presented in accordance with SFAS 131, "*Disclosures about Segments of an Enterprise and Related Information.*" This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (Pals), prepared on a basis inconsistent with U.S. generally accepted accounting principles.

Hereunder the Company's segments:

Inovia Telecom (INO) - access systems

The access systems division focuses on the development and production of access products for communications systems, including broadband solutions which make it possible to transfer multi-media content, as well as narrowband solutions. These products are designed to increase the transmission capacity of cable systems, as well as SDSL and ADSL systems designed for wideband home internet applications on copper wires (telephony).

NGTS - advanced telephony solutions

The NGTS (Next Generation Telephony System) division develops and manufactures solutions for the transmission of telephony over internet protocol (IP) networks at carrier grade levels of quality, reliability and density. These solutions make it possible to offer telephony services over IP networks of a range and quality equal to those of traditional communications networks.

The NGTS division specializes in supplying media gateways connecting IP networks to traditional communication networks with an emphasis on reliability and quality in the transmission of speech, fax and data suitable for international and national networks. It offers combined solutions for the transmittal of telephony over IP networks, including telephony carriers, software switching, management and service systems, combined with value added and third party services. (See Note 5A).

Further, the NGTS division specializes in the DCME market, which enables optimal broadband use of traditional telephony systems. However, there is a sharp decline in sales of its DCME products, which used to be a material part of the sales, cash flow and profitability of the Company.

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information (cont'd)

1. Segments Activities Disclosure (cont'd):

Enavis Networks (EN) – transport networks

The transport networks division develops, markets and suppliers modular solutions for broadband management on cross connect platforms, enabling operators to provide services in a variety of protocols and technologies, thus profiting from the width of the band laid in the optical infrastructure.

Enavis provides network management systems and manufactures advanced digital cross – connect systems combining voice with data, multiplexers and other products.

Lightscape (NS)- optical networks

Lightscape is a supplier of intelligent optical networking solutions for the metro and regional optical markets. Lightscape provides fully managed and scalable optical networks allowing "just on time" seamless coupling of network growth to the changing service needs of the operator, while delivering a variety of services including data, voice and video by means of optic DWDM, SDH/Sonet or Gigabit, Ethernet or other data transmission interfaces.

Lightscape products are based on advanced synchronic digital hierarchy and optical technologies. Its lead product is the XDM, an optical dubbing system based on a new technique of band flattening which makes extensive use of state-of-the-art technology. The XDM enables the user to choose the initial platform for simple, low-speed, applications and, at a later stage, to expand them as required, simply, efficiently and at low cost

ECtel (ECTL)

ECtel is a developer and provider of Quality of Service (QoS) and performance monitoring, fraud prevention and billing mediation solutions for telecom service providers worldwide.

ECI Industries (other)

ECI Industries manufactures for the above divisions and supplies them with head office and management service. It also gives general and project management services to outside customers and others, distributes certain products of the above divisions abroad, through certain subsidiaries, and also holds other investments which are not identified with any of the operational segments. Reporting is not required of its manufacturing operations and its manufacturing costs are devolved on to the other divisions as subcontractors. This unit also includes the activities of the business systems division which specializes in end equipment and switching systems for businesses in Israel and abroad. The business systems division was sold in the beginning of the fourth quarter of 2001, therefore its results are included until the date of its sale.

See also Note 21 on the discontinued operations of InnoWave.

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information (cont'd)

2. Operational segments P&L disclosure:

The following financial information is the information that management uses for analyzing the results. The figures are presented in consolidated method as presented to management.

P&Ls by operating income:

Year ended December 31, 2002

	LNS	EN	INO	NGTS	ECtel	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	179,419	53,799	241,807	66,054	95,777	9,355	646,211
Gross profit	62,156	22,198	67,687	40,445	57,674	820	250,980
Operating expenses	81,445	32,445	63,034	36,037	40,466	48,727	302,154
Impairment of assets	-	-	-	-	-	1,525	1,525
Operating profit (loss)	(19,289)	(10,247)	4,653	4,408	17,208	(49,432)	(52,699)

Year ended December 31, 2001

	LNS	EN	INO	NGTS	ECtel	* Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	210,089	101,667	332,338	83,204	80,598	83,499	891,395
Gross profit (loss)	42,746	37,926	(27,595)	38,306	46,783	17,961	156,127
Operating expenses	90,359	57,062	78,675	58,786	34,988	30,978	350,848
Impairment of assets	-	44,766	39,806	8,898	-	3,056	96,526
Liability for royalties payable to the Chief Scientist	-	-	8,394	-	-	-	8,394
Restructuring and spin-off expenses	1,778	6,131	4,365	840	-	6,267	19,381
Purchase of in-process research and development	-	-	-	-	916	-	916
Operating profit (loss)	(49,391)	(70,033)	(158,835)	(30,218)	10,879	(22,340)	(319,938)

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information (cont'd)

2. Operational segments P&L disclosure:

P&Ls by operating income:

	Year ended December 31, 2000						
	NS	EN	INO	NGTS	ECtel	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	256,726	151,811	271,970	158,601	59,735	*159,970	1,058,813
Gross profit	116,492	77,410	10,674	99,732	33,793	41,725	379,826
Operating expenses	100,937	59,950	90,749	84,485	25,611	43,276	405,008
Impairment of assets	-	-	1,568	630	-	20,770	22,968
Restructuring and spin-off expenses	855	2,623	2,872	3,129	-	14,934	24,413
Purchase of in-process research and development	-	-	20,500	-	-	-	20,500
Operating profit (loss)	14,700	14,837	(105,015)	11,488	8,182	(37,255)	(93,063)

* Including revenues of the business systems unit in the amount of $ 45,510 thousand and $ 83,099 thousand in 2001 and 2000, respectively.

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information (cont'd)

3. The following financial information identifies the assets to segments:

	Year ended December 31, 2002						
	NS	EN	INO	NGTS	ECtel	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Assets *	222,788	31,676	126,990	33,427	104,170	180,383	699,434
Depreciation and amortization**	16,725	7,379	10,988	6,647	1,873	14,364	57,976
Capital investments	12,009	1,862	4,718	1,022	1,961	3,296	24,868

	Year ended December 31, 2001							
	NS	EN	IW	INO	NGTS	ECtel	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Assets **	306,112	53,719	112,907	190,942	81,666	82,849	242,673	1,070,868
Depreciation and amortization***	14,777	56,476	49,351	53,652	17,624	1,435	14,940	208,255
Capital investments	20,587	4,331	3,945	8,733	3,623	19,916	9,032	70,167

* Reclassified.
** The assets include: trade receivables (short and long-term), inventories, fixed assets, goodwill and other intangibles.
*** Including impairment of assets.

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information (cont'd)

4. Information on sales by geographic distribution

	Year ended December 31		
	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
North America	**41,299**	95,457	171,600
Europe	**355,682**	429,000	417,100
Africa, Asia Pacific and Australia	**156,392**	199,820	250,300
Israel	**32,749**	110,300	131,800
Others	**60,089**	56,818	88,013
	646,211	891,395	1,058,813

H. Cost of revenues

	Year ended December 31		
	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
Materials and components consumed	**233,968**	542,648	611,838
Salaries, wages and employee benefits	**52,459**	83,982	103,826
Depreciation and amortization	**15,350**	18,004	27,334
Other manufacturing and other service costs	**53,713**	34,370	11,084
Cost of revenues	**355,490**	679,004	754,082
Decrease (increase) in inventories of work in process and finished products	**22,023**	(57,422)	(105,018)
	377,513	621,582	649,064
Provision for inventory write off (see also Note 20)	**7,446**	99,163	9,322
Royalties to the government	**10,272**	14,523	20,601
	395,231	735,268	678,987

Note 17 - Supplementary Financial Statement Information (cont'd)

I. Research and Development costs, net

	Year ended December 31		
	2002	**2001**	**2000**
	$ in thousands	**$ in thousands**	**$ in thousands**
Expenses incurred	**115,829**	153,573	168,810
Less - grant participations (see Note 11C)	**22,732**	30,106	36,600
	93,097	123,467	132,210

J. Selling and marketing expenses

	Year ended December 31		
	2002	**2001**	**2000**
	$ in thousands	**$ in thousands**	**$ in thousands**
Salaries and employee benefits	**48,795**	62,311	78,210
Agents' commissions	**22,894**	23,280	37,465
Advertising and exhibitions	**2,268**	2,272	8,039
Foreign travel	**7,719**	7,338	15,217
Other	**33,565**	43,789	43,901
	115,241	138,990	182,832

Note 17 - Supplementary Financial Statement Information (cont'd)

K. General and administrative expenses

	Year ended December 31		
	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
Salaries and employee benefits	**24,651**	35,189	37,947
Rent and maintenance of premises	**3,350**	2,367	2,149
Bad and doubtful debt expenses	(*)**50,144**	20,576	11,860
Other	**13,911**	20,072	25,836
	92,056	78,204	77,792

(*) See also Note 4C

L. Financial income, net

	Year ended December 31		
	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
Financial expenses:			
Interest on loans from banks and capital notes	**10,036**	17,975	-
Interest and bank charges	**3,198**	5,277	5,988
Exchange rate differences (see Note 1A(5))	**4,480**	3,624	3,489
Loss on revaluation of marketable securities	**661**	-	-
	18,375	26,876	9,477
Financial income:			
Interest mainly on bank deposits and other receivables	**20,756**	24,898	14,502
Exchange rate differences (see Note 1A(5))	**3,808**	4,124	3,295
Gain on sale and revaluation of marketable securities	-	3,220	6,536
	24,564	32,242	24,333

Note 17 - Supplementary Financial Statement Information (cont'd)

M. Other income (expenses), net

	Year ended December 31		
	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
Gain from sale of shares and issuance of new shares in a consolidated subsidiary [(1)]	**11,397**	5,144	-
Gain (loss) from sale of an affiliated company	-	(7,299)	-
Gain on sale of "available for sale" securities	-	-	38,538
Gain (loss) from sale of property and equipment, net	**(3,081)**	(1,521)	(368)
Loss from realization of investment and allowance for impairment of investment [(2)]	**(3,139)**	(13,000)	(655)
Decline in value of convertible notes (see Note 5B)	**(18,000)**	-	-
Other expenses, net [(3)]	**(474)**	(250)	(2,675)
Capital loss from sale of business operations [(4)]	-	(17,708)	-
Capital gain from disposal of consolidated companies	-	2,433	-
Total other income (expenses), net	**(13,297)**	(32,201)	34,840

(1) During 2002, the Company sold 8.5% of the share capital of ECtel. As a result, the Company recognized a pre-tax gain of $ 11.4 million. Following the sale and conversion of options, the Company's holding in ECtel decreased to 59%. The Company provided indemnification to buyers to whom it had undertaken to indemnify in the event that additional shares of ECtel were sold up to the end of 2002, at a price lower than the aforementioned transaction price.

(2) Arising from a permanent impairment in the value of an investment. The write down is based, among other factors, on stock exchange prices, the operations of the investee and a series of other relevant considerations.

(3) Including expenses amounting to $ 50 thousand, $ 636 thousand and $ 2,739 thousand for the years ended December 31, 2002, 2001 and 2000, respectively, deriving from selling certain trade account receivables, to unaffiliated financial institutions. During 2002, 2001 and 2000, trade accounts receivable amounting to $ 45,634 thousand, $ 67,869 thousand and $ 117,262 thousand, respectively, had been sold to the financial institutions.

(4) During the fourth quarter of 2001, the Company completed the transaction for the sale of a division, which does not consist a segment, to a group of investors in consideration for $ 12,500 thousand. Under the agreement, all assets and liabilities of the Division were transferred, including liabilities related to employee severance agreements amounting to $ 27.5 million, serving as a cover for employee severance payments until the year 2012. (See also Note 17G).

Note 17 - Supplementary Financial Statement Information (cont'd)

N. Supplementary Statement of Operations information

	Year ended December 31		
	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
Expenses:			
Maintenance and repairs	**7,459**	9,476	15,325
Depreciation of property, plant and equipment	**37,409**	29,022	39,975
Taxes (other than income taxes)	**2,453**	2,911	3,466
Rent	**21,200**	20,244	17,103
Advertising costs	**2,558**	3,463	2,936
Royalties	**11,412**	15,231	23,881
Amortization of capitalized software	**19,939**	20,901	7,771

Note 17 - Supplementary Financial Statement Information (cont'd)

O. Loss per share ("LPS")

Following are the details of the basic and diluted LPS:

	2002			2001			2000		
	Net loss	Number of shares	Loss per share amount	Net loss	Number of shares	Loss per share amount	Net loss	Number of shares	Gain per share amount
	$ in thousands	in thousands	$	$ in thousands	in thousands	$	$ in thousands	in thousands	$
Loss for continuing operation	**(77,719)**	**105,512**	**(0.74)**	(350,062)	92,896	(3.77)	(46,509)	91,824	(0.50)
Cumulative effect of accounting Change, net of taxes	**(550)**	**105,512**	**(0.01)**	1,703	92,896	0.02	(22,109)	91,824	(0.23)
Discontinued operations	**(77,416)**	**105,512**	**(0.73)**	(64,017)	92,896	(0.69)	(22,792)	91,824	(0.27)
Net loss per share	**(155,685)**	**105,512**	**(1.48)**	(412,376)	92,896	(4.44)	(91,410)	91,824	(1.00)

Note 18 - Relevant Recently Enacted Accounting Standards

A. In June 2002, the Financial Accounting Standard Board (FASB) issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities which nullifies* EITF 94-3, *Liability Recognition for Certain Employee Termination Benefit and Other Exit Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. The principal difference between Statement 146 and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 is required to be adopted for exit or disposal activities initiated after December 31, 2002.

B. In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* (the Interpretation), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantee. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

As noted above, the Company has adopted the disclosure requirements of the Interpretation (see Note 11G) and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

C. In December 2002, the FASB issued SFAS 148, "Accounting for Stock Based Compensation - Transition and disclosure - an amendment of FASB Statement No. 123" (SFAS 148"). SFAS 148 permits two additional methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statement for interim periods beginning after December 15, 2002.

The Company has decided to continue accounting for its options in accordance with APB 25.

See Note 12C4 for the required annual disclosures.

Note 18 - Relevant Recently Enacted Accounting Standards (cont'd)

D. EITF 00-21 - Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is assessing the impact of the adoption of EITF 00-21 on its financial position and the results of its operations.

Note 19 - Acquisitions

A. Tadiran Telecommunications Ltd. (hereinafter "TTL")

Effective the first quarter of 1999, ECI completed the merger with TTL (hereinafter "merger").

The cost of the purchase totaled $403.8 million, which included cost excesses in the amount of $229.9 million, as follows:

	$ in thousands
R&D in process(*)	87,327
Goodwill and intangible assets	142,583
	229,910

(*) See Note 19E below.

In the merger agreement, the Company undertook to indemnify the seller in respect of losses and damages incurred by the latter in respect of future taxes imposed on the Company or certain of its subsidiaries and for which a provision was not fully provided in respect thereof in the financial statements of the Company.

B. Wave Pacer DSL Division

In April 2000, ECI and its subsidiary purchased WavePacer, Pulse Communications Inc.'s Digital Subscriber Line (DSL) business unit located in Herdon, Virginia, for an initial cash consideration of $62.7 million.
The excess of the purchase price over the fair value of the net tangible assets amounted to $59 million, of which $20.5 million related to in-process research and development, which has been written off to the statement of income (as to the valuation of IPR&D - See Note 19E.).
In 2001, management of the Company decided that the value of goodwill had been impaired and accordingly a provision was recorded for the said decline in value of the goodwill - See Note 20(2)(B).

Note 19 - Acquisitions (cont'd)

C. WinNet Metropolitan Communication System Inc. (WinNet).

In June 2000, a wholly owned subsidiary purchased for a total consideration of $40.5 million, all the rights in WinNet Metropolitan Communications Systems Inc., an emerging broadband wireless communications company, located in the Silicon Valley in California. In addition, the Company paid approximately an additional $ 7 million, since certain milestones stipulated in the purchase agreement were achieved during 2000.
The excess of the purchase price over the fair value of the net tangible assets amounted to $ 47.6 million, of which $ 8.3 million related to in-process research development, which has been written off to the statement of income. (As to the valuation of IPR&D - See Note 19(E) below).
In 2001 Management of the Company decided that in the value of goodwill had been impaired and accordingly a provision was recorded for the said decline in value of the goodwill.

D. Acquisition of Telrad Hawk Net-I Ltd.("NetEye")

On October 1, 2001, ECtel, a consolidated company, acquired, from a related party, complete ownership of NetEye, including shareholders' loans. NetEye is engaged in the research, development and marketing of real time fraud management in Internet and next generation telecommunications networks. In consideration of the purchase, ECtel issued shares and options totalling $ 16,500 thousand. The transaction was accounted for by the purchase method according to Statement of Financial Accounting Standards (SFAS) No. 141 - *"Business Combinations"*. Goodwill, in the amount of $ 16,348 thousand and other intangible assets arising from acquisition of shares of NetEye are subject to amortization in accordance with SFAS No. 142. According to the requirements of SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment at least annually.

E. In process research and development (IPR&D)

In process research and development was calculated in accordance with an external valuation which is based on the principles stated in SFAS 2 and its related clarifications, regarding research and development components that have not yet developed into proof of technological feasibility and for which there is no future alternative use. The calculation of the research and development stage of each R&D project included:.

- Analysis of the completion and development stage of each R&D project.
- Estimate of the costs required to complete the project and bring it to maturity.
- The anticipated contribution from sale of the products being developed by the R&D project.

Note 20 - Restructuring, Impairment of Assets and Non-Recurring Charges

1. For the year ended December 31, 2002

During the accounting period, the Company made a provision of $ 1,525 thousand for a decline in value of assets relating to land and building including in property, plant and equipment and also, wrote off $ 7,446 thousand of inventory relating to discontinued production and marketing of certain products.

See Note 21 regarding impairment of goodwill and other intangible assets.

2. For the year ended December 31, 2001

During the fiscal 2001 the Company's management had to adjust their forecast for 2001 turnover significantly, due to the sharp and unexpected decline in demand for telecommunication equipment, including the Company's products. Management therefore decided to make far-reaching cutbacks, including, among other steps, the dismissal of 1,400 employees (in addition to the 400 whose employment was terminated at the end of December 2000), representing 30% of its total work force.
Also it has been decided to abandon abandoning manufacturing and marketing of certain product lines as well as marketing activities in certain geographic areas.

Following the above-mentioned, the Company included losses in its financial statements regarding Inventory write-offs, impairment of long lived assets (mainly goodwill) and other expenses relating to restructuring (mainly severance pay),-as detailed below:

A. Inventory write-off

Following the adjusted budget and abandonment of products as described above, Company's management wrote off $ 99,163 thousand of inventories which, in their estimation, reflects the write-off of inventory to its fair market value.

B. Impairment of long-lived assets

(1) During the second quarter of 2000, the Company acquired an activity ("Wavepacer") in the United States, which is engaged in developing products for access solutions, in the amount of $ 62.7 million (see Note 19B).

During 2001, material changes took place worldwide in the telecommunications market, which had far-reaching implications for the Company. Management therefore decided to halt the development activities of Wavepacer and to dismiss most of its employees.

Note 20 - Restructuring, Impairment of Assets and Non-Recurring Charges (cont'd)

B. Impairment of long-lived assets (cont'd)

Accordingly, the financial statements for 2001 include a loss totalling $ 35 million representing the decline in value of goodwill and other intangible assets owing to the acquisition of the above business. This figure reflects, in management's opinion, the value of assets which are not recoverable. In determining the amount of the write down, the Company followed the guidance of FAS 121 using a discounted cash flow model.

(2) Following material changes in the operations of Enavis and their effect on the results of operations which are reflected by, inter alia, a decline of about 50% in the volume of sales as compared to sales in the past, and in light of the examination made by management of the Company of the updated business model, budgets and forecast of cash flows for the future operations of Enavis, a $ 44 million loss was recorded in the financial statements owing to a decline in the value of the goodwill of Enavis. The figure was determined according to the guidelines of SFAS 121, as stated in Note 1B.1 above.

(3) The financial statements include losses from the decline in value of additional intangible assets and other fixed assets in the amount of $ 17.6 million.

C. Reorganization and spin off costs

As part of the sharp and unexpected decline in demand for telecommunication equipment, including the Company's products, the managers of the Company as well as of the various subsidiaries made decisions with respect to business and operating plans. It was decided to stop manufacturing and developing certain products including the related costs the Company will have to pay, to dismiss employees and other expenses related to the reorganization, as follows:

	Year ended December 31 2001
	$ thousands
Severance expenses	9,675
Rent contract expenses (*)	5,995
Consultation (legal, tax and other)	1,475
Other (mainly because of cancellation of contracts)	2,236
	19,381

(*) From which no economic benefit is expected, due to shut down of operations.

Note 20 - Restructuring, Impairment of Assets and Non-Recurring Charges (cont'd)

C. Reorganization and spin off costs (cont'd)

3. For the year ended December 31, 2000

As part of the spin-off plan, as approved by the Board of Directors at November 7, 2000, Management of the Company as well as management of the divisions decided to prepare new operating plans for the future. Accordingly, the financial statements include losses regarding impairment of long-lived assets, costs related to reorganization (mainly termination of employees) as follows:

A. Restructuring and spin off expenses

	Year ended December 31 2000
	$ thousands
Severance expenses	16,269
Rent contract expenses	2,012
Consultation (legal, tax and other)	3,881
Others	2,251
	24,413

B. Impairment of long-lived assets

	December 31 2000
	$ thousands
Intangible assets of acquired company	12,592
Fixed assets	10,376
	22,968

Note 21 - Discontinuance of the InnoWave Segment Operations

During the reporting period, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specializes in development of solutions for broadband wireless access to communications networks.

Discontinuance of these operations conforms with the Company's long-term strategy to concentrate its activities on its core businesses (Inovia – which is engaged in the DSL market; and Lightscape – which develops solutions for optical networks, including Enavis – which specializes in transmission solutions), and to exit from activities which are not related to these areas.

The Company found a purchaser for the InnoWave segment and signed a Memorandum of Understanding and intends to sign a definitive agreement shortly after the date of approval of these financial statements.

The assets and liabilities which relate to the discontinued operations are presented in separate categories in the current assets and current liabilities sections, respectively. A loss from discontinued operations is presented in the statements of operations after the loss from continuing operations.

The assets and liabilities of the discontinued activities on December 31, 2002 are detailed below:

	December 31 2002 $ in thousands
Assets relating to discontinued operations	
Trade and other receivables	**8,883**
Inventory	**8,798**
Long-term receivables	**2,234**
Property, plant and equipment	**733**
	20,648

	December 31 2002 $ in thousands
Liabilities relating to discontinued operations	
Trade payables	**2,699**
Other payables	**9,449**
	12,148

Note 21 - Discontinuance of the InnoWave Segment Operations (cont'd)

Set forth below are the results of operations of the discontinued segment

	Year ended December 31		
	2002	2001	2000
	$ in thousands	$ in thousands	$ in thousands
Segment revenues	**46,637**	123,234	111,505
Segment operating expenses [(1)]	**87,407**	188,403	134,297
Cumulative effect of an accounting change, net (Note 1U1)	**36,646**	-	-
Results of segment activities	**(77,416)**	[(*)] (65,169)	(22,792)

[(1)] Including impairment of long-lived assets for the years ended December 31, 2002 and 2001, in the amount of $ 22,678 thousand and $ 36,980 thousand, respectively, (see note 19C).

As a result of the decline in the first quarter of 2002 in the demand for products of InnoWave, Management updated its forecast of anticipated sales. In accordance with the provisions of SFAS 144 (see Note 1V), a loss was recorded from the decline in value of intangible assets in InnoWave in the amount of $ 15,835 thousand. Also as a result of the expected disposal proceeds, the Company wrote down property, plant and equipment in the amount of $ 6,843 thousand.

[(*)] As of December 31, 2001, includes profit in the amount of $ 1,152 thousand derived from other discontinued operation.

Note 22 - Subsequent Event

Subsequent the balance sheet date, the Company granted employees of certain segments the right to exchange their option warrants, convertible into shares in the "new companies", for others, convertible into shares of the Company as quoted on the stock exchange, with the addition of the relating conversion, on a date at least six months after conversion date ("the future date").

Board of Directors

Shlomo Dovrat
Chairman of the Board

Krish Prabhu
Vice Chairman

Danny Biran

Yocheved Dvir

Colin R. Green

Jonathan B. Kolber

Mair Laiser

Richard T. Liebhaber

Avner Naveh

Meir Shannie

Casimir Skrzypczak



Making Networks

Corporate Officers

Doron Inbar
President & CEO

Giora Bitan
Executive Vice President & CFO

Pinchas Chaviv
Executive Vice President, General Manager, Inovia
Broadband Access Division

Eran Dariel
Executive Vice President, General Manager, Lightscape
Optical Networks Division

Ruben G. Markus
Executive Vice President, Sales, Strategy and Business
Development

Legal Affairs:
Martin Ossad, Adv.
Corporate Vice President and General Counsel

o More

Investor Relations:
Daniel Chertoff
Vice President, Investor Relations
Tel: +972 3 926 6255
Fax: +972 3 926 6300
e-mail: daniel.chertoff@ecitele.com

Independent Accountants:
Somech Chaikin
Certified Public Accountants (Israel)
A Member of KMPG International

External Legal Advisors:
Goldfarb, Levy, Eran & Co
Tel-Aviv, Israel
Kramer, Levin, Naftalis & Frankel LLP
New York, USA

Registrar and Transfer Agent:
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038, USA
Tel: +1 212 936 5100



Stock traded on Nasdaq:
Ticker Symbol: ECIL

Global Offices

Corporate Headquarters:
30 Hasivim Street
Petach Tikva, 49133 Israel
Tel: +972 3926 6555
Fax: +972 3928 7100

US & Latin America:
ECI Telecom, Fort Lauderdale, Florida
Tel: +1 954 772 3070
Fax: +1 954 351 4404

Asia Pacific:
ECI Telecom Hong Kong Ltd.
Tel: +852 2824 4128
Fax: +852 2802 4411

China:
HETC (JV)
Hangzhou PR China
Tel: +86 571 886 5122
Fax: +86 571 886 5126

Europe:
ECI Telecom GmbH (Germany)
Tel: +49 6171 6209 0
Fax: +49 6171 6209 88

ECI United Kingdom
Tel: +44 1256 388 000
Fax: +44 1256 388 144

ECI Telecom (France)
Tel: +33 1 3463 0480
Fax: +33 1 3946 2118

Russia, CIS and Baltic States:
30 Hasivim Street
Petach-Tikva, Israel
Tel: +972 3 926 8548
Fax: +972 3 926 6452

ECTel:
43 Hasivim Street
Petach Tikva, Israel
Tel: +972 3 926 8200
Fax: +972 3 926 8282

Veraz Networks Inc:
926 Rock Avenue-Suite 20
San Jose, California USA
Tel: +1 408 750 9400
Fax: +1 408 546 0081

Web Addr...es

Investor Relations:
http://www.ecitele.com/investors_main.asp

Annual Report – soft copy
http://www.ecitele.com/investors/annual_reports.asp

Company:
http://www.ecitele.com/company/company_profile.asp

News:
http://www.ecitele.com/news/news.asp

Solutions:
http://www.ecitele.com/solutions/solutions_main.asp

Events:
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